March 13, 2013
VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander-Chile Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 30, 2012 Form 6-K filed August 22, 2012 File No. 001-14554

Dear Ms. Hayes:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), I hereby submit Santander-Chile’s revised responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 25, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander-Chile. These revised responses to the Staff’s comments amend and replace in their entirety the responses contained in Santander-Chile’s original letter to the Staff filed on October 30, 2012.

I set forth below our revised responses to each of the Staff’s comments, indicating each comment in boldface text with our revised response below. All references to page numbers in Santander-Chile’s revised responses are to pages in the filed version of the 20-F and 6-K. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Form 20-F for Fiscal Year Ended December 31, 2011
Item 3. Key Information, page 6
D. Risk Factors, page 10

“The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.” page 12

1.
We note the following statement on page 12: “Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages…. If any party occupying the real estate files a petition with the court requesting that such real estate be declared as family property, our ability to foreclose may be very limited.” In the future, please define “family property” and explain how the classification of property as such will limit your ability to foreclose or liquidate residential mortgages.

Response

We acknowledge the Staff’s comment, and in future filings, we will define “family property” and explain how the classification of property as such will limit our ability to foreclose or liquidate residential mortgages. We propose the following disclosure:

Family Property refers to a legal term in which a Family Court may declare a residential property as family property in a divorce or separation case.  If this occurs, in the deed of the residence, a clause is included identifying the residence as family property and, therefore, any process of change in ownership or foreclosure must have the consent of both the husband and the wife.  This limits our ability to foreclose on property with this legal status.

“The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.” page 13

2.
Please tell us and revise your future filings to disclose the percentage of your loan portfolio that is to debtors who owed less than US$4,800. Also, describe in greater detail the information in these databases that are now limited under the Ley de DICOM and how you plan to address this risk in your credit risk and loan loss allowance process.

Response

We acknowledge the Staff’s comment, and in future filings we will disclose the percentage of our loan portfolio that is to debtors who owed less than US$4,800.  These debtors consist of clients of our Santander Banefe and Individuals—Commercial Banking segments.  Additionally, we will describe in greater detail the information in these databases that are now limited under the Ley de DICOM and how we plan to address this risk in our credit risk and loan loss allowance process.

In future filings, we propose the following disclosure, which will be updated as new information becomes available:

As of June 30, 2012, the percentage of our loan portfolio to debtors that owed less than US$4,800 was 4%.  Additionally, the enactment of the Ley de DICOM resulted in the removal of the names of 282,047 clients of the Bank from the Dicom negative credit bureau database, or the DICOM database, or 8% of our total clients. The DICOM database is a privately-run negative credit bureau database that stores an individual’s negative credit history for the past five years. This includes all past-due bank obligations, utilities bills and credit with retailers, bounced checks, past-due student loans and other past-due obligations.  In February 2012, the Ley de DICOM was enacted, which, among other provisions, on a one-time basis permanently eliminated from the DICOM database information concerning credit history related to amounts of Ch$2,400,000 (US$4,800) or less.  For example, if a client owed Ch$1,000,000, of which Ch$300,000 was past-due, and reported in the DICOM database in February 2012, then that Ch$300,000 can never be reported again to the DICOM database. However, if after February 2012, this client defaults on any part of the remaining Ch$700,000 he or she owes, such default can be reported to the DICOM database. We estimate that 30% of all names of individuals originally removed from the DICOM database were back on by September 2012, and, therefore, we believe that over a year, the level of reliability of the Dicom database would be restored to its February 2012 level. Before the Ley de DICOM was passed, 4.1 names were listed in the DICOM database, and after its enactment, 2.9 million names were removed from the database. Apart from banks, many other institutions and companies provide information that is reported in the DICOM database, including public utility companies, making the database the main source of negative credit history in Chile. The information contained in the DICOM database is an important input in our credit approval process. The enactment of the Ley de DICOM, which could negatively affect our ability to assess the credit risk of our clients, was addressed in the following manner:

•
Our loan loss allowance process was not significantly impacted by the enactment of the Ley de DICOM, considering that, as stated above, only 4% of our loan portfolio as of June 30, 2012 related to clients that owed us less than US$4,800. As payment behavior worsened, client profiles in our consumer loan provisioning model were automatically switched, and a greater allowance for loan losses was set aside. The most important element in determining the estimated incurred loss is payment history with the Bank, and this information is still available. Payment history with non-bank institutions has only a minor impact on the determination of our consumer loans loss allowance.  Therefore, the enactment of the Ley de DICOM did not result in an insufficient allowance for loan losses and had no significant impact on our loan loss allowance process. However, the enactment of the law no doubt had an impact on asset quality, as it triggered an increase in non-performance, since negative credit history permanently eliminated from the DICOM database cannot be reported again in the database in the future, which is an incentive not to pay any debt permanently eliminated from the database.

•
The passing of the Ley de DICOM caused us to rethink internally our retail banking strategy by forcing us to emphasize growth in middle-high income clients and restricting growth in middle-low income clients.  It also led to important changes to our credit approval policies. Since the DICOM database was an important input to our admission credit scoring models, the passing of the Ley de DICOM affected our ability to evaluate the credit risk of a potential new client, especially those with no registered positive credit behavior in the regulated banking system. The Superintendency of Banks, or the SBIF, also runs a credit database, the SBIF database, which contains information about individual indebtedness levels and payment history in the regulated banking system, but which excludes information on indebtedness to non-banks, such as department stores. In Chile, we estimate that 30%-40% of all consumer credit is given by non-banks, mainly department stores with their own private-label credit cards, credit unions and cajas de compensación, which are not-for-profit entities that manage welfare payments in Chile, and payroll loans. Department stores, credit unions and cajas de compensación, which are not supervised by the SBIF, do not provide positive information of the indebtedness of their clients, but do report clients to the Dicom database if they have defaulted. Therefore, for the segments of the Bank that competed with the non-banks in the consumer loan market, the credit scoring process for new loan approval became less robust after the enactment of the Ley de DICOM. As a result, we implemented a series of measures in our credit approval models, the most important ones being:

o
Restrictions on credit approval of prospective non-bank clients: We now only consider for credit approval prospective clients with a direct deposit of their payroll to a Santander bank account and six months of positive credit history reflected in the SBIF database, with the exception of new college graduates from select universities, in whose case the positive credit history requirement is waived.

o
Reduction in initial loan amounts for prospective clients until uniform information on credit history with regulated banks and non-banks is available: We expect in 2013 or 2014 for legislation to be passed by the Chilean Congress that will give greater powers to the SBIF to regulate the larger non-bank providers of consumer credit and the development of a unified credit bureau administered by the SBIF, but no assurance can be given as to when and if this will be approved by Congress.

It is important to point out that the enactment of the Ley de DICOM did not prevent the Bank from utilizing older internal databases with similar information for credit scoring and approval, and this mitigated the negative impact on credit scoring internally. These older internal databases have very similar information to the DICOM database, but it is still impossible for the Bank to know if a client has negative credit history that was eliminated from the DICOM database in February 2012.

“Current economic conditions may make it more difficult for us to continue funding our business on favorable terms.” page 18

3.
We note your statements on page 18 and throughout the filing that economic instability in Europe, most notably in Spain where your parent is located, could affect your ability to obtain funding. Please clarify the extent to which macroeconomic conditions in Spain have increased your funding costs or otherwise negatively impacted your ability to fund your business. For example, please explain whether the recent downgrades of Spain’s sovereign debt and that of Banco Santander S.A. have adversely impacted your funding opportunities.

Response

We acknowledge the Staff’s comment and we will include in future filings a discussion of the extent to which macroeconomic conditions in Spain have increased our funding costs or otherwise negatively impacted our ability to fund our business. In future filings, we propose the following disclosure, which will be updated as new information becomes available:

In 2011 and 2012, the three main rating agencies, Moody’s, S&P and Fitch have repeatedly downgraded the sovereign credit rating of Spain and the credit risk rating of our controlling shareholder,  Banco Santander S.A.

Following these downgrades, Moody’s has placed Santander Chile’s short- and long-term ratings on outlook negative. Fitch has placed Santander Chile’s  long-term ratings on outlook negative. S&P downgraded Santander Chile’s long-term foreign issuer credit rating by one notch to A in February 2012 and in June 2012 placed Santander Chile’s  long-term ratings on outlook negative. All three rating agencies indicated that the reason for these changes was strictly due to the downgraded ratings over Spain’s sovereign credit ratings and Banco Santander S.A.’s credit ratings. The above as of yet has not materially impacted our funding opportunities.  In our domestic market, however, we did observe a slight rise in our funding spreads in comparison to some of our competitors in the deposit and bond market. For example, below is a table of our funding spreads in comparison with those of Banco de Chile, the largest bank in Chile:

Difference between Santander Chile and Banco de Chile deposit rates in the secondary market (on an annual basis)				Bond spread differential between Santander Chile and Banco de Chile (bp)
	1-30 days	31-90 days	> 90 days		3Y duration	5Y duration
Jan-12	0.12%	0.24%	0.24%	Jan-12	25	15
Feb-12	0.00%	-0.24%	0.00%	Feb-12	-	15
Mar-12	0.12%	0.12%	0.00%	Mar-12	15	45
Apr-12	0.00%	0.00%	0.00%	Apr-12	15	30
May-12	0.24%	0.12%	0.24%	May-12	10	25
Jun-12	0.24%	0.24%	0.12%	Jun-12	5	25
Jul-12	0.36%	0.12%	0.36%	Jul-12	10	25
Aug-12	0.12%	0.12%	0.12%	Aug-12	15	20
Sep-12	0.12%	0.00%	-0.24%	Sep-12	20	20
Source: Santiago Stock Exchange

“We cannot assure you of the accuracy of comparability of facts, forecasts and statistics contained in this report with respect to Chile, its economy and global banking industries.” page 23

4.
While it is permissible to caution investors about forward looking statements, it is not appropriate to directly or indirectly disclaim liability for statements about current conditions that you include in your filing. Please confirm that in the future you will not include statements that you do not guarantee the quality or reliability of statements, or that you have not independently verified such statements.

Response

We acknowledge the Staff’s comment and we confirm that in future filings we will not include statements that we do not guarantee the quality or reliability of statements, or that we have not independently verified such statements.  In future filings, the risk factor referred to by the Staff above will be deleted.

Item 4. Information on the Company, page 24
A. History and Development of the Company, page 24
Relationship with Banco Santander Spain, page 25

5.
We note that Banco Santander Spain is your controlling shareholder and that you have the benefit of borrowing from them and their product offerings in other countries. We also note that while the level of investment securities and loans to foreign entities does not appear to be significant, we could not locate disclosure clarifying how much of your derivative exposures relate to foreign entities. Please revise your future filings to provide the disclosures described in CF Disclosure Guidance Topic No. 4 issued on January 6, 2012 and addresses disclosures regarding the counterparty exposure you may have to certain European countries.

Response

We acknowledge the Staff’s comment and we will provide in future filings the disclosures described in CF Disclosure Guidance Topic No. 4 issued on January 6, 2012, including disclosures regarding the counterparty exposure Santander Chile may have abroad. As of  September 30, 2012, as evidenced by the following information, we do not believe that we have any disclosure to add regarding the above-named topic. Specifically, as of September 30, 2012, we have no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

Nevertheless, we will continue to monitor the situation on an ongoing basis. Proposed disclosure will be similar to the following, if applicable:

Banco Santander Chile’s Asset and Liability Committee, or ALCO, is responsible for determining the maximum foreign country exposure the Bank is permitted to have. The ALCO has determined that the total foreign country exposure cannot be greater than 1X regulatory capital. To determine this, each country is classified using a ranking system from 1 to 6 based on the definition promulgated by the SBIF, in which the main consideration is the international rating of each country. The ALCO has also set a higher limit if the foreign exposure is to related parties. As of September 30, 2012, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was US$1,048 million, or 2.0% of our assets.

We include additional detail below regarding our exposure to Spain and Italy, given that these countries are rated above 1 and that our exposure to these countries is the largest among the non-1 categories. We have no sovereign exposure to Spain and Italy. As of September 30, 2012, the exposure to Italy and Spain, including the fair value of derivative assets, was as follows:

Country	Classification	Derivative Assets (Fair Value) US$mn	Deposits US$mn	Loans US$mn	Financial investments US$mn	Total Exposure US$mn
Spain	2	143.9*	51.1	0.2	-	195.3
Italy	2	42.0	5.5	0.2	-	47.7
Total		186.0	56.6	0.4	-	242.9
*The full amount of this exposure to derivatives must be offset daily with cash collateral and therefore the net credit exposure is US$0.

Our intergroup exposure to Spain is as follows.

Counterparty	Country	Classification	Derivative Assets (Fair Value) US$mn	Deposits	Loans	Financial investments	Total Exposure
Banco Santander Spain**	Spain	2	143.9*	51.1	0.2	0.0	195.3
*The full amount of this exposure to derivatives must be offset daily with cash collateral and therefore, the net credit exposure is US$0.

** We include our exposure to Santander’s branch in New York and Hong Kong as exposure to Spain.

Item 5. Operating and Financial Review and Prospects, page 42
B. Other Critical Accounting Policies, page 44
Allowance for loan losses, page 44

6.      We note your statement that all differences with the SBIF allowance models have been reversed and your consolidated financial statements are prepared under IFRS as issued by the IASB. We also note your disclosure on page 100 that the “models and methods used to classify (y)our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been established by the SBIF and approved by our Board of Directors.” You also disclose required minimum loan loss ranges on page 102. Please revise your future filings to disclose the following:

•	Clarify whether the allowance for loan losses policy described here is in accordance with SBIF or IFRS.

•	Disclose how you concluded that use of minimum provisions provided by your regulators complies with the guidance of AG89 of IAS 39.

•
Your disclosure on page 102 indicates that you estimate a range of loan losses. If so, revise to disclose what this range is and how you concluded that your level of allowance was the most appropriate and the best estimate within that range. Refer to Release No. 33-8350 and paragraph AG86 of IAS 39.

Response

The description of the allowance for loan losses policy included on pages 100 through 105 is intended to be a description of our policy in accordance with IFRS.  We acknowledge the Staff’s comment in this regard, and in future filings we will revise the relevant disclosures as follows, and also eliminate any description of minimum provisions required by our local regulators in order to confine our future disclosure to provisioning for IFRS purposes.  Additionally, we note that models for loans analyzed on an individual basis do not contemplate ranges of loan loss provisioning, as explained in the revised disclosure below.

We also respectfully advise the Staff that, as disclosed on page 43 of the 2011 20-F, minimum provisions provided by our regulator are reversed for IFRS purposes.

In future filings, our disclosure will be modified as follows:

Page 100 –The last sentence in the first paragraph under “Classification of Loan Portfolio” will be amended as follows:

The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been established by the SBIF and approved by our Board of Directors.”

Page 101 – “Model for loans individually evaluated for impairment from 2008 to 2010” will be amended as follows:

Models for loans evaluated for impairment on an individual basis” from ~~2008 to 2010~~:

~~In 2008, 2009, and 2010, For large commercial loans, leasing and factoring we assign a risk category level to each borrower and its respective loan.  We consider the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower‘s financial situation, its payment capacity and payment behavior.~~

~~1.~~
~~Debtors may be classified in risk categories  A1, A2, A3 or B(they are current on their payment obligations and show no sign of deterioration in their credit quality).  B is different from the A categories by a certain history of late payments.~~

~~2.~~
~~Debtors classified as C1, C2, C3, C4, D1 or D2 include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated).~~

~~For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case by case basis.  The amount for the remaining C and D classifications,  is seas described below., is considered to be appropriate for IFRS purposes (as well as SBIF), and thus incorporated in our internally developed models for this class of debtors.  All commercial loans for companies, including leasing and factoring, have been individually rated.”~~

Page 101 – “Model for loans analyzed on an individual basis in 2011” will be amended as follows: This heading will be eliminated completely, as this description relates to the new SBIF model, mandatory for local purposes, the effect of which is eliminated in the preparation of the IFRS Consolidated Financial Statements, as described in pages 43 and 44 of the 2011 20-F.

For loans individually evaluated for impairment, the Bank uses internal models to assign a risk category level to each client and his or her respective loan. We consider the following risk factors: industry or sector of the client, owners or managers of the client, the client’s financial situation, the client’s payment capacity and the client’s  payment history.

Through this categorization, we differentiate normal (non-impaired) loans from impaired loans.

These are our risk categories:

1. Clients may be classified in risk categories A1, A2, A3 or B if they are current on their payment obligations or have principal or interest that is less than 30 days past-due and show no sign of deterioration in their credit quality.  B is different from the A because of a history of late payments.

2. Clients classified as C1, C2, C3, C4, D1 or D2 include clients whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos  (PRECO or Deteriorated).

For loans classified as A1, A2, A3 and B, we assign a specific allowance percentage depending on which category an individual loan falls into based on our individual analysis. The amount of allowance for loan losses is determined based on client parameters as noted below and on a determined allowance percentage for each category.  Categories A1, A2, A3 and B are further disaggregated into sub-categories in order to appropriately assess and capture the risk.

Estimated Incurred Loan Loss = Allowance for Loan Losses

The estimated incurred loss is derived by multiplying all risk factors defined in the following equation and definitions:

EIL = EXP X PNP x SEV
EIL = Estimated Incurred Loss
PNP = Probability of Non-Performance EXP = Exposure SEV = Severity

EIL = Estimated Incurred Loan Loss. The estimated incurred loss is how much could be lost in the event that a client does not perform the obligations under the loan agreement.

PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a client will default within the next 12 months. This percentage is associated with the risk categories that we give to each client, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the borrower’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates.

EXP = Exposure. This corresponds to the value of the loan (unpaid principal balance).

SEV = Severity. This is the effective loan loss rate given default for clients in the same subcategories of each risk category, which is determined statistically based on the historical effective losses for us.  This loan loss rate is updated by including an additional year of charge-offs, recoveries and payments, which are discounted at the Central Bank of Chile risk free rate.

PNP and SEV must be updated at least every three years. However, every year, the PNP and SEV assumptions are tested by our Credit Department, which could result in a re-calibration of the PNP and the SEV at any time during the three-year period. For the last three years, these tests have not resulted in a material change in PNP and SEV.

Allowance for loan losses for each of the C and D categories are based  mainly on the fair value of the collateral, adjusted for the estimated cost to sell the collateral (which is 7% on average).  Take, for instance, a C1 category loan, which has a fair value of collateral (via appraisal) to loan balance ratio of 105% at any given point in time.  Given this ratio and the fact that the estimated costs to sell average 7%, no more than 2% of the loan will be lost in case of non-collection and, given that the the Bank will exercise its rights and foreclose on the collateral.  The assignment of the risk category and subsequently the associated allowance percentage follows the same rationale for the other C and D risk categories.

Finally, an individual loan’s risk category is periodically reviewed and any change in category for any particular client must be approved by the Credit Risk Committee.

As of December 31, 2011, loans classified in the C and D risk categories had the following loan loss allowance requirement:

Classification	Allowance percentage	Exposure (MCh$)	Allowance (MCh$)
C1	2%	28,888	578
C2	10%	26,896	2,689
C3	25%	47,493	11,873
C4	40%	40,879	16,350
D1	65%	36,163	23,506
D2	90%	40,599	36,386
Totals		220,920	91,382

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009, page 49
Provision expense, net, page 51

7.
We note your discussion of changes to your provisioning model during both 2010 and 2011 including improvements to the credit-scoring model, use of a statistical model now, and determination of risk profiles for group allowance. We also note the disclosure on page 44 that group ratings based only on non-performance are being phased out and replaced by statistical scoring systems. Please address the following:

•	Describe in detail the changes to your credit-scoring models for consumer loans that caused the increase in minimum provision required for clients in most risk profiles.

Response

We respectfully advise the Staff that the changes in our consumer loan provisioning model were all made during 2010. No changes to the consumer loan provisioning model were made in 2011. The most important improvements implemented in September 2010 were: (i) the creation of separate loan pools between Santander Banefe, our banking division for middle to low income clients, and the rest of the Bank, including refined risk categories for these two pools, which represented a change in estimate for accounting purposes, and (ii) the elimination of the distinction in allowance for loan losses levels for loans to old and new clients that have been renegotiated. As a result of these refinements, we recognized an additional MCh$30,466 in provisions mainly for consumer loans in the year ended December 31, 2010. In our 2011 20-F, for presentational purposes, we simplified the tables describing the model, but no actual change was made to the provisioning model itself.

Reference to minimum provision on page 51 of the 20-F relates to the required level of provision for each profile in the model, and not to the minimum provision required by SBIF regulations, which, as stated on page 43 of the 20-F, is reversed for IFRS purposes.

Disclosure on page 102 will be modified as follows:

The following table sets forth the allowances required by our models for consumer loans in 2009 and through September 30, 2010:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	30.5%	21.0%	31.4%	38.4%
	Profile 2	21.7%	17.7%	21.2%	26.4%
	Profile 3	14.9%	9.7%	6.1%	22.1%
	Profile 4	12.3%	6.2%	-	8.90%
	Profile 5	8.9%	2.9%	-	2.10%
	Profile 6	5.7%	1.4%	-	-
	Profile 7	2.7%	0.6%	-	-

(1)	Percentage of total outstanding.

The following table sets forth the allowances required by our models for consumer loans in 2010 and 2011:

Bank:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients*	Old Clients
Consumer	Profile 1	33.78%	10.39%	41.95%
	Profile 2	10.82%	2.01%	26.29%
	Profile 3	6.05%	0.82%	15.63%
	Profile 4	5.70%	0.38%	7.01%
	Profile 5	4.12%	0.22%	3.00%
	Profile 6	2.51%	-	1.25%
	Profile 7	1.40%	-	0.50%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Days Past Due	New Clients*	Old Clients
Consumer	90-120	44.58%	56.39%	52.82%
	120-150	44.58%	67.33%	62.96%
	150-180	44.58%	75.49%	70.08%

Banefe:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients*	Old Clients
Consumer	Profile 1	57.60%	33.24%	51.13%
	Profile 2	22.97%	14.23%	32.79%
	Profile 3	19.40%	7.16%	28.85%
	Profile 4	14.62%	4.10%	19.23%
	Profile 5	10.77%	2.52%	13.31%
	Profile 6	5.88%	1.34%	8.57%
	Profile 7	3.09%	0.94%	4.37%
	Profile 8			2.69%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Days Past Due	New Clients*	Old Clients
Consumer	90-120	82.95%	56.36%	53.55%
	120-150	82.95%	68.00%	64.05%
	150-180	82.95%	78.54%	74.72%

(1)	Percentage of total outstanding.

*A client is considered to be “new” if he or she has less than 6 months of payment history with the Bank. Therefore, their behavior is very similar and it is rare for a client to receive a loan and not pay from the onset of the relationship; usually, the client starts to default when he or she is already classified as an “Old client.”

•
Tell us and revise to disclose whether these changes were made to your allowance methodology under IFRS or SBIF or both. If these changes were made under IFRS please explain how you verify that the minimum provisions required or assigned by risk profile are representative of the best estimate within the range taking into account all relevant information in accordance with paragraph AG86 of IAS 39. In this regard, confirm that you do not recognize impairment in excess of losses determined on the basis of objective evidence about impairment on the identified individual financial assets. Refer to IASB Staff Implementation Guidance on IAS 39 Section E: Measurement paragraphs E.4.5 and E.4.6.

Response

We respectfully advise the Staff that changes to our provisioning model for loans collectively evaluated for impairment were made for both SBIF and IFRS.  Our internally developed models, which provide us a reasonable determination based on our best estimate of the incurred losses at the end of each year end taking into account all relevant information in accordance with paragraph AG86 of IAS 39, have been reviewed and accepted by the SBIF for local regulatory purposes.  Accordingly, there is no difference between SBIF and IFRS regarding models for loans collectively evaluated for impairment.

Additionally, we would like to clarify that provisioning models for loans collectively evaluated for impairment  do not consider ranges of losses.  As described on pages 102 to 105 of the 2011 20-F, for loans collectively evaluated for impairment, for each risk profile, a loss rate or severity is established by the model based on the history of net write-offs (in the preceding 66 months) and the probability of non-performance for that particular risk profile.

We respectfully confirm to the Staff that we do not recognize impairment in excess of losses determined on the basis of objective evidence about impairment.  As stated above, the reference to minimum provision on page 51 of the 2011 20-F relates to the required level of allowance for loan loss for each profile in the model, and not to the minimum provision required by SBIF regulations, which, as stated on page 43 of the 2011 20-F, is reversed for IFRS purposes.

Provision for loan losses, page 64

8.
We note from footnote one to this table that gross provision expenses is net of the reversal of allowances on loans charged off during the period. Please explain in greater detail how you calculate this amount and reconcile this amount to the disclosures on pages 112 and F-60.

Response

We acknowledge the Staff’s comment and note the following: (i) gross provision expense in the referenced table includes the reversal of allowance for loan losses already recognized on individual loans charged off during the period, and (ii) the charge-off amount includes the full amount of charge-offs, including reversal of allowance for loan losses already made over charged off loans. This presentation is typical for Chilean banks as the SBIF seeks that the reader be aware of the full charge-off amount even if allowance for loan losses had already been recognized for all or part of the charged-off loan. This presentation does not alter the net effect of charge-offs on allowance for loan losses, which is a reversal of allowances for loan losses previously made, and does not affect the income statement, as provision for loan loss includes the net effect of charge-offs and allowances reversed as a result of charge-offs.

In future filings, we propose the following modifications to the disclosure on pages 64-66 of the 2011 20-F. Specifically, we will present (i) the gross provision for loan losses figure without including the reversal of allowance for loan losses on loans charged-off in the period, and (ii) charge and reversal of allowance amounts separately:

~~Provision for loan losses~~

~~The following table sets forth, for the periods indicated, certain information relating to our provision expenses.~~

	~~Year ended December 31,~~						~~% Change~~		~~% Change~~
	~~2011~~		~~2010~~		~~2009~~		~~2011/2010~~		~~2010/2009~~
~~(in millions of Ch$)~~
~~Gross provision expenses(1)~~	~~(60,874~~	)	~~(77,348~~	)	~~(76,588~~	)	~~(20.4~~	%)	~~1.0~~	%
~~Charge offs~~	~~(291,088~~	)	~~(207,046~~	)	~~(295,831~~	)	~~40.6~~	%	~~(30.0~~	%)
~~Recoveries of loans previously charged-off~~	~~35,825~~		~~30,479~~		~~39,274~~		~~17.5~~	%	~~(22.4~~	%)
~~Provision expenses, net~~	~~(316,137~~	)	~~(253,915~~	)	~~(333,145~~	)	~~24.8~~	%	~~(23.8~~	%)
~~Period end loans(2)~~	~~17,434,782~~		~~15,727,282~~		~~13,751,276~~		~~10.9~~	%	~~14.4~~	%
~~Past due loans(3)~~	~~237,573~~		~~206,601~~		~~193,250~~		~~15.0~~	%	~~6.9~~	%
~~Non-performing loans(4)~~	~~511,357~~		~~416,739~~		~~409,067~~		~~22.7~~	%	~~1.9~~	%
~~Impaired loans(5)~~	~~1,323,355~~		~~1,480,476~~		~~1,485,737~~		~~(10.6~~	%)	~~(0.4~~	%)
~~Loan loss allowance(6)~~	~~488,468~~		~~425,447~~		~~349,527~~		~~14.8~~	%	~~21.7~~	%
~~Non-performing loans / period end loans(4)~~	~~2.93~~	%	~~2.65~~	%	~~2.97~~	%
~~Past due loans / period end loans~~	~~1.36~~	%	~~1.31~~	%	~~1.41~~	%
~~Loan loss allowances / Total loans~~	~~2.80~~	%	~~2.71~~	%	~~2.54~~	%
~~Coverage ratio non-performing loans(7)~~	~~95.52~~	%	~~102.09~~	%	~~85.44~~	%
~~Coverage ratio past due loans(8)~~	~~205.61~~	%	~~205.93~~	%	~~180.87~~	%

~~(1)~~	~~Net of the reversal of allowances on loans charged off during the period.~~

~~(2)~~	~~Includes Ch$23,412 million in 2009, Ch$69,726 million in 2010 and Ch$87,688 in interbank loans.~~

~~(3)~~	~~Past due loans all are installments and lines of credit that are over 90 days past due.~~

~~(4)~~	~~Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.~~

~~(5)~~
~~Impaired loans defined as of December 31, 2011, 2010 and 2009 include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days; (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See Note 10(a) of the Consolidated Financial Statements.~~

~~(6)~~	~~Includes Ch$42 million in 2009, Ch$54 million in 2010 and Ch$11 million in allowance for loan losses for interbank loans.~~

~~(7)~~	~~Loan loss allowance divided by non-performing loans.~~

~~(8)~~	~~Loan loss allowance divided by past due loans.~~

~~The following table shows gross provision expense by type of loan:~~

	~~Year ended December 31,~~						~~% Change~~		~~% Change~~
	~~2011~~		~~2010~~		~~2009~~		~~2011/2010~~		~~2010/2009~~
~~(in millions of Ch$)~~
~~Gross provision expense by loan product~~
~~Consumer loans~~	~~(17,464~~	)	~~(58,984~~	)	~~(19,030~~	)	~~(70.4~~	~~%)~~	~~210.0~~	~~%~~
~~Residential mortgage loans~~	~~(18,302~~	)	~~(799~~	)	~~(3,903~~	)	~~2190.6~~	~~%~~	~~(79.5~~	~~%)~~
~~Commercial loans~~	~~(27,298~~	)	~~(15,994~~	)	~~(52,340~~	)	~~70.7~~	~~%~~	~~(69.4~~	~~%)~~
~~Contingent loans (off-balance sheet)~~	~~2,147~~		~~(1,559~~	)	~~(1,308~~	)	~~–~~		~~19.2~~	~~%~~
~~Interbank loans~~	~~43~~		~~(12~~	)	~~(7~~	)	~~–~~		~~71.4~~	~~%~~
~~Total gross provisions~~	~~(60,874~~	)	~~(77,348~~	)	~~(76,588~~	)	~~(21.3~~	~~%)~~	~~1.0~~	~~%~~

 ~~The following table shows gross provision expense by type of loan:~~

	~~Year ended December 31,~~						~~% Change~~		~~% Change~~
	~~2011~~		~~2010~~		~~2009~~		~~2011/2010~~		~~2010/2009~~
~~(in millions of Ch$)~~
~~Charge-offs by loan product~~
~~Consumer loans~~	~~(187,937~~	)	~~(121,621~~	)	~~(239,005~~	)	~~54.5~~	~~%~~	~~(49.1~~	~~%)~~
~~Residential mortgage loans~~	~~(12,776~~	)	~~(14,549~~	)	~~(8,708~~	)	~~(12.2~~	~~%)~~	~~67.1~~	~~%~~
~~Commercial loans~~	~~(90,375~~	)	~~(70,876~~	)	~~(48,118~~	)	~~27.5~~	~~%~~	~~47.3~~	~~%~~
~~Total charge-offs~~	~~(291,088~~	)	~~(207,046~~	)	~~(295,831~~	)	~~40.6~~	~~%~~	~~(30.0~~	~~%)~~

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses:
	Year ended December 31,			% Change	% Change
	2012	2011	2010	2012/2011	2011/2010
	(in millions of Ch$)
Provision for loan losses		(254,079)	(194,535)		30.6%
Charge offs(1)		(97,883)	(89,859)		8.9%
Recoveries on loans previously charged-off		35,825	30,479		17.5%
Provision for loan losses, net		(316,137)	(253,915)		24.8%
Period end loans(2)		17,434,782	15,727,282		10.9%
Non-performing loans(3)		511,357	416,739		22.7%
Impaired loans(4)		1,323,355	1,480,476		(10.6%)
Allowance for loan losses(5)		488,468	425,447		14.8%
Non-performing loans / period end loans(3)		2.93%	2.65%
Allowances for loan losses / Total loans		2.80%	2.71%
Coverage ratio non-performing loans(6)		95.52%	102.09%

(1)	Charge-offs are net of the reversal of allowances for loan losses on loans charged off during the period.

(2)	Includes Ch$69,726 in 2010, Ch$87,688 in 2011 and Ch$xxx in 2012 in interbank loans.

(3)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(4)
Impaired loans defined as of December 31, 2012, 2011, and 2010 include: (A) for loans individually evaluated for impairment, impaired loans include: (1) the carrying amount of all loans to clients that are rated C1 through D2 and (2) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans if the past-due amount on the mortgage loan is less than 90 days; (B) for loans collectively evaluated for impairment, impaired loans include: (1) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that client are considered impaired. See Note 10(a) of the Consolidated Financial Statements.

(5)	Includes Ch$54 million in 2010, Ch$11 million in 2011 and Ch$xx million in 2012 in allowance for loan losses for interbank loans.

(6)	Allowance for loan losses divided by non-performing loans.

Additionally, in future filings, we will modify the presentation of activity of the allowance for loan losses on page 112 to clarify the net effect of charge-offs on the allowance for loan losses, as follows:

~~Analysis of Loan Loss Allowances~~

~~The following table analyzes our loan loss allowances and changes in the allowances attributable to write-offs, provisions, allowances released, allowances on loans acquired.  Loan loss allowances must be debited IN the full amount of all charge-offs (irrespective of whether the charged-off loan was fully provisioned) and simultaneously credited the same amount through the taking of a new provision. The net effect of these two entries, which are included in the table below under “charge-offs” and “allowances established,” respectively, is to leave the loan loss allowances unchanged following the charge-off of a loan. Subsequently, at the end of each calendar month, loan loss allowances are released to the extent not needed. Such releases, which are included in the table below under “allowances released,” therefore include any amounts relating to provisions originally made in respect of loans that have been charged off.~~

~~Year Ended December 31,~~
	~~2011~~		~~2010~~		~~2009~~		~~2008~~
~~(in millions of Ch$, except percentages)~~
~~Loan loss allowances at beginning of the year~~	~~425,393~~		~~349,485~~		~~274,240~~		~~230,404~~
~~Release of allowances upon charge-offs (1)~~	~~(291,088~~	)	~~(207,046~~	)	~~(295,831~~	)	~~(274,372~~	)
~~Allowances established (2)~~	~~455,305~~		~~310,552~~		~~398,416~~		~~326,121~~
~~Allowances released (3)~~	~~(101,153~~	)	~~(27,598~~	)	~~(27,298~~	)	~~(7,913~~	)
~~Loan loss allowances at end of year~~	~~488,457~~		~~425,393~~		~~349,527~~		~~274,240~~
~~Ratio of charge-offs to average loans~~	~~1.72~~	%	~~1.30~~	%	~~2.18~~	%	~~2.12~~	%
~~Loan loss allowances at end of period as a percentage of total loans (4)~~	~~2.82~~	%	~~2.71~~	%	~~2.54~~	%	~~1.87~~	%

~~(1)~~
~~Reflects release of loan loss allowance equal to the entire amount of loans charged off, including any portion of such loans with respect to which no allowance had been established prior to the charge-off.~~

~~(2)~~	~~Includes, in addition to provisions made in respect of increased risk of loss during the period, provisions made to replace allowances released upon charge-off of loans. See Note (1) to this table.~~

~~(3)~~
~~Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers, and the release of loan loss allowances as a consequence of the full charge-off of loans for which partial allowances were previously established.  See Note 10(d) of the Audited Consolidated Financial Statements.~~

~~(4)~~	~~Excludes interbank loans.~~

Analysis of Allowance for Loan Losses

The following table provides the details of a rollforward  in 2011 of our allowance for loan losses, including removal of allowance due to charge-offs, allowances established, allowances released, and opening and closing balance:

	2011
	Interbank loans (4)	Individual allowances	Group allowances	Total	Contingent loans	Provision expense in income statement
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
As of January 1	54	96,560	328,833	425,447

Removal of allowances due to charge-offs (1)	-	(15,059)	(178,146)	(193,205)
Allowances established (2)	464	72,927	284,495	357,886
Allowances released (3)	(507)	(41,741)	(59,412)	(101,660)
Gross provision expense	(43)	31,186	225,083	256,226	(2,147)	254,079
Balances as of December 31, 2011	11	112,687	375,770	488,468

(1)	Represents the gross amount of loan loss allowances removed due to charge-offs.

(2)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(3)
Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(4)	See Notes 9(b) and 10(d) for additional information on loan loss allowances for interbank loans and customer loans, respectively.

~~The table below illustrates the full amount of charge-offs taking each year and as a percentage of loans, excluding the reversal of allowances as a result of said charge-offs.~~

~~Charge-offs by loan product~~	~~Year ended December 31,~~								~~% Change~~		~~% Change~~		~~% Change~~
	~~2011~~		~~2010~~		~~2009~~		~~2008~~		~~2011/2010~~		~~2010/2009~~		~~2009/2008~~
~~(in millions of Ch$)~~
~~Consumer loans~~	~~(187,937~~	)	~~(121,621~~	)	~~(239,005~~	)	~~(236,405~~	)	~~54.5~~	~~%~~	~~(49.1~~	~~%)~~	~~1.1~~	~~%~~
~~Residential mortgage loans~~	~~(12,776~~	)	~~(14,549~~	)	~~(8,708~~	)	~~(5,032~~	)	~~(12.2~~	~~%)~~	~~67.1~~	~~%~~	~~73.1~~	~~%~~
~~Commercial loans~~	~~(90,375~~	)	~~(70,876~~	)	~~(48,118~~	)	~~(32,935~~	)	~~27.5~~	~~%~~	~~47.3~~	~~%~~	~~46.1~~	~~%~~
~~Total charge-offs~~	~~(291,088~~	)	~~(207,046~~	)	~~(295,831~~	)	~~(274,372~~	)	~~40.6~~	~~%~~	~~(30.0~~	~~%~~)	~~7.8~~	~~%~~
~~Charge-offs over loans (%)~~	~~1.72~~	~~%~~	~~1.30~~	~~%~~	~~2.18~~	~~%~~	~~2.12~~	~~%~~

For the years ended December 31, 2012, 2011 and 2010, the total amount of charge-offs was as follows:

	Year ended December 31,			% Change
	2012	2011	2010	2012/2011	2011/2010
	Ch$ million
Commercial loans		40,468	25,034		61.7%
Mortgage loans		11,317	8,995		25.8%
Consumer loans		46,098	55,830		17.4%
Direct charge-off		97,883	89,859		8.9%

As of December 31, 2012, 2011 and 2010, the amount of total charge-offs, loan loss allowances released and direct charge-offs was as follows:

For the 12-month period ended December 31, 2010 (Ch$mn)	Commercial loans	Mortgage loans	Consumer loans	Total
Loans charged-off	70,876	14,549	121,621	207,046
Loan loss allowances released	(45,842)	(5,554)	(65,791)	(117,187)
Direct charge-off	25,034	8,995	55,830	89,859

For the 12-month period ended December 31, 2011 (Ch$mn)	Commercial loans	Mortgage loans	Consumer loans	Total
Loans charged-off	90,375	12,776	187,937	291,088
Loan loss allowances released	(49,907)	(1,459)	(141,839)	(193,205)
Direct charge-off	40,468	11,317	46,098	97,883

For the 12-month period ended December 31, 2012 (Ch$mn)	Commercial loans	Mortgage loans	Consumer loans	Total
Loans charged-off
Loan loss allowances released
Direct charge-off

We also propose the following disclosure in future filings, which will replace the table currently on page F-60 in Note 10(d):

~~10d)                 Allowances~~

~~The allowance activity in the 2011 periods was as follows:~~

~~As of December 31,~~
~~2011~~
	~~Individual allowances~~	~~Group allowances~~	~~Total~~
	~~MCh$~~	~~MCh$~~	~~MCh$~~
~~As of January 1~~	~~96,560~~ 	~~328,833~~ 	~~425,393~~

~~Portfolio charge-offs:~~
~~Commercial loans~~	~~(23,200)~~	~~(67,175)~~	~~(90,375)~~
~~Mortgage loans~~	~~-~~ 	~~(12,776)~~	~~(12,776)~~
~~Consumer loans~~	~~-~~ 	~~(187,937)~~	~~(187,937)~~

~~Total charge offs loans~~	~~(23,200)~~	~~(267,888)~~	~~(291,088)~~

~~Allowances established~~	~~81,068~~ 	~~374,237~~ 	~~455,305~~
~~Allowances released~~	~~(41,741)~~	~~(59,412)~~	~~(101,153)~~

~~Total as of December 31~~	~~112,687~~ 	~~375,770~~ 	~~488,457~~

10d)  Allowances

The activity in the allowance for loan losses for the year ended December 31, 2011 was as follows:

	As of December 31, 2011

	Individual allowances	Group allowances	Total
	Ch$mn	Ch$mn	Ch$mn
As of January 1	96,560	328,833	425,393

Removal of allowances due to charge-offs (1)	(15,059)	(178,146)	(193,205)
Allowances established (2)	72,927	284,495	357,422
Allowances released (3)	(41,741)	(59,412)	(101,153)

Balances	112,687	375,770	488,457

(1)	Represents the gross amount of loan loss allowances removed due to charge-off.

(2)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(3)
Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

E. Liquidity and Capital Resources, page 70
Sources of Liquidity, page 70

9.
We note that your table of contractual obligations and commercial commitments appears to exclude the related interest expense on your interest-bearing deposits and issued debt instruments, which appears to be significant based on your disclosure of interest expense on page F-105 and total interest paid of Ch$813.1 billion in your Consolidated Statement of Cash Flow. Please revise this table in your future filings to address the following:

•	Include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.

•
To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your debt, ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, clearly state that fact and provide quantification of the amount of your debt covered by these derivatives that have been excluded from the table.

•
Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, provide quantification of the amount of obligations that have these types of interest rates and thus have been excluded from the table.

Response

In response to the Staff’s comment, we propose to revise the relevant disclosure in future filings as shown below:
Contractual Obligations	Demand (MCh$)	Up to 1 month (MCh$)	Between 1 and 3 months (MCh$)	Between 3 and 12 months (MCh$)	Subtotal up to 1 year (MCh$)	Between 1 and 5 years (MCh$)	More than 5 years (MCh$)	Subtotal after 1 year M(Ch$)	Total (MCh$)
Investments under repurchase agreements
Current accounts, time deposits and other time liabilities
Financial derivative contracts
Interbank borrowings
Issued debt instruments
Other financial liabilities
Contractual interest payments
Total

The table above does not exclude future cash interest payments.  For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in Unidades de Fomento, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Chilean Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made to this table.

Risk-Weighted Assets and Regulatory Capital, page 71

10.
We note you disclose an estimate of the regulatory capital to risk-weighted assets ratio on pages 15 and 72 under the Basel II guidelines as of December 31, 2011. Please tell us whether this metric is currently required to be disclosed by your home country bank regulator or securities regulator. If this metric is not currently required to be disclosed by IFRS, Commission Rules or banking regulatory requirements, it appears that it is a non-GAAP measure as defined by Item 10(e)(2) in Regulation S-K. Therefore, please expand your disclosure in your future filings to explain how it was calculated, and provide reconciliation to the most directly comparable IFRS or regulatory required measure (i.e. your capital ratio under current regulator guidance). Alternatively, tell us how you concluded that these disclosures are not required.

Response

We acknowledge the Staff’s comment and confirm that this disclosure is required by our local regulator. It is not required under IFRS, but was included in order to give readers an understanding of the future impact this may have on the Bank as disclosed in the Risk Factors section of the 2011 20-F and since its publication is required by our local regulator.  For this reason, we concluded that it is not necessary to provide in future filings reconciliation of this figure to the most directly comparable IFRS or regulatory required measure.

F. Selected Statistical Information, page 85
Loan Portfolio, page 94
Loans analyzed on a Group basis, page 102

11.
We note your disclosure here that you eliminated the distinction in the allowance levels for renegotiated loans to old and new clients in 2010. We also note your disclosure on page F-25 that your provisioning model segregates the consumer loan portfolio into four groups by old clients, new clients, renegotiated loans, and not renegotiated loans and that these four groups have remained unchanged since your 2009 Form 20-F disclosures. Therefore, it is unclear from your disclosure what changes were made. Please revise your future filings to specifically identify changes in the groups used in your provisioning model for consumer loans as of December 31, 2011 and 2010 in enough detail so that a reader may understand the changes made to your methodology between periods.

Response

We acknowledge the Staff’s comment and in future filings we will specifically identify changes in the groups used in our provisioning model for consumer loans as of December 31, 2011 and 2010 in enough detail so that a reader may understand the changes made to our methodology between periods. The information on page 102 of the 2011 20-F  is correct and we will make the same change in the financial statements. Please refer to our response to Comment 7 above which includes additional details regarding the changes made to our consumer loan provisioning model in 2010.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance, page 107

12.
We note your disclosure on page 108 that loans are written off against the loan loss reserve to the extent of any required allowances for such loans and that the remainder is written off against income. Your disclosure appears to indicate that you write off portions of loans directly to income. Please reconcile this statement with your charge-off policy on page F-26 that states you always record charge-offs with a charge to credit risk allowances. In your response address whether this is a difference between the allowance under Chilean GAAP and IFRS and if so, clarify this in your future filings. Please also revise your future filings to quantify such amounts and discuss how these write-offs are considered in your historical loss rates used for the purposes of determining your allowance for group evaluations.

Response

We acknowledge that the disclosure on pages 108 and F-26 of the 2011 20-F could be confusing to readers, and confirm that the carrying amounts of loans are written off first against the allowance for loan losses recorded  for such loans; then, the excess is written off against income (included in provision for loan losses). We will conform this disclosure in future filings with the disclosure on the equivalent to page F-26.  We also confirm this is not a difference between Chilean GAAP and IFRS.  See our response to Comment 8 above and 14 below for new disclosure regarding loan loss allowance and charge-offs.

We also respectfully advise the Staff that historical loss rates are considered for purposes of determining the allowance for loan losses on loans collectively evaluated for impairment, and we will revise our future filing to state this and quantify these amounts.

Analysis of Impaired and Non-Performing Loans, page 110

13.
We note that you renegotiate loans that have one or more installment that is non-performing and the concessions you grant include reduction in interest payments or a forgiveness of principal. We also note your reference on page 51 to credit risk profiles in your allowance calculation which considers, among other things, whether a loan has been renegotiated. Please revise your future filings to disclose the following regarding your renegotiated loans:

•
Whether you have modified loans that are not renegotiated. If so, disclose the factors considered when determining that a borrower is experiencing financial difficulty such that a modification is considered a renegotiation.

Response

We consider a loan to be renegotiated if we grant a client a concession for a loan that is more than 90 past-due (and the loan is classified as non-performing). We disclosed this information on page 111 of the 2011 20-F.

In future filings, the following paragraph will be added at the end of the disclosure under the heading “Analysis of Impaired and Non-Performing Loans:”

From time to time, we modify loans that are not classified as non-performing if a client is confronting a financial difficulty, such as unemployment or another temporary situation. These loans are not classified as renegotiated for disclosure purposes, but are considered as renegotiated for our provisioning models. The following table provides information regarding loans collectively evaluated for impairment that are classified as “modified:”

Modified loans(1) (Ch$mn)	2010	2011	2012
Commercial loans collectively evaluated for impairment	86,986	81,810
Residential mortgage loans	271,727	257,854
Consumer loans	458,543	380,036
Total modified loans	817,256	719,700

(1) Modified loans include loans collectively evaluated for impairment in which certain concessions were made to the client for loans that were not classified as non-performing. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions.

•	The total balance of renegotiated loans for the past three fiscal years segregated by loan type and type of concession.

Response

We respectfully advise the Staff that the total balance of renegotiated loans for the past three fiscal years segregated by loan type is already disclosed in the table on page 111 of the 2011 20-F, but we will make this clearer to the reader in future filings. The main type of concession given by the Bank is a reduction of interest, with forgiveness of principal occurring on rare occasions. We are unable to disclose our renegotiated loans by type of concession because we do not track this information, and this would require burdensome compilation of data.  Disclosure on the equivalent to page 111 will be modified as follows:

In certain instances, we renegotiate loans that have one or more principal or interest payments past-due. The type of concession we most often afford when renegotiating a loan is a reduction in interest payment or, on rare occasions, forgiveness of principal.  We estimate that 0.2% of renegotiated and modified loans relates to the forgiveness of principal, and the remaining 99.8% relates to reduction of interest payments. Any amount of principal forgiven is charged off directly to income as of the date the loan is renegotiated, if not already covered by an allowance for loan loss. Loans that are renegotiated are not considered to be non-performing, but they are considered to be impaired for the life of the loan, both for disclosure purposes and in our determination of our allowance for loan loss, until paid in full together with all other loans the particular client has with the Bank.

•	Clarify whether you charge-off the amount of principal forgiven as of the date the loan is renegotiated.

Response

We will revise our future filings to clarify that any amount of principal forgiven is charged off directly to income as of the date the loan is renegotiated, as detailed in the proposed disclosure presented in the previous bullet point.

•
We note your disclosure on page 108 that renegotiated loans with payments not overdue are not ordinarily classified as non-performing loans. Clarify whether you would consider these and other renegotiated loans as impaired. If not, explain why not considering that the overall amount and timing of cash flows have changed.

Response

We confirm, and will revise our future filings to clarify, that loans that are renegotiated are not necessarily considered as non-performing, but that any renegotiated loan is considered to be impaired for the life of the loan.  The last sentence in the second paragraph on page 108 will be modified as follows:

Renegotiated loans, on which payments are not past-due, are not ordinarily classified as non-performing loans, but do not accrue interest, and they are considered to be impaired for the life of the loan and never moved out of renegotiated status.  The effects of the amount of interest to be accrued were not material to “Loans and receivables from customers, net” on our statement of financial position.

We also respectfully request the Staff to refer to our response to comment 16 below, in which we indicate that the amount is not material.

•
Whether you consider a renegotiated loan to be renegotiated for the life of the loan for both disclosure purposes and in your risk profile determination for your allowance. If you remove a loan from renegotiated status after certain criteria are met, please tell us and disclose the criteria and the amount of loans removed from renegotiated status during the past three fiscal years.

Response

We acknowledge the Staff’s comment and confirm that in future filings, we will modify our disclosure as indicated in the first bullet point of this answer, above.

Analysis of Loan Loss Allowances, page 112

14.
We note footnote one refers to the release of loan loss allowance for the amount of loans charged-off. We also note footnote three represents the amount of the loan loss allowances released during the year from the reduction in the level of risk existing in the loan portfolio and as a consequence of the full charge-off of loans for which partial allowances were previously established. Please clarify both of these footnotes considering there is a difference in the terms “release of allowances” and “charge-offs” as the latter tends to represent the removal of an uncollectible loan due to a loss event and would not be associated with the “release” of allowances.

Response

We acknowledge the Staff’s comment and confirm that in future filings, we will no longer use the term “release” in connection with charge-offs.  Instead, we will use the term “removal.”  We kindly request the Staff to refer to our response to Comment 8 above, which includes proposed revised wording with respect to this disclosure.

Note 1 – Summary of Significant Accounting Policies, page F-10
h) Valuation of financial assets and liabilities and recognition of fair value changes, page F-16
i. Valuation of financial assets, page F-16

15.
We note your disclosure that you recalibrated your derivative valuation model during 2011 and improvements include a credit valuation adjustment to reflect counterparty credit risk. We were unable to locate the disclosure under paragraph 39 of IAS 8 regarding the dollar effect this change had on your derivative valuation during the period. Please tell us and revise your future filings to disclose the effect and whether this change impacted all derivative valuation models or only certain ones like the “present value method.” Also, address if the only change was to include counterparty credit risk as an input and discuss how you accounted for credit risk in 2010 for your derivative valuations. If there were other changes please describe them in detail, including their effects here and in your future filings.

Response

We acknowledge the Staff’s comments, and in future filling we will disclose the dollar amount impact this change had on our derivative valuation during 2011, which amounted to MCh$11,227.  In addition, we will include and more clearly state that this change impacted all our derivative valuation models and that the only improvement was to include the counterparty credit risk as an input taking into account the risk of counterparty default and which represented a change in accounting estimate.  Until December 31, 2010, we accounted for counterparty credit risk for our derivative contracts only based on past-due amounts from counterparties, which resulted in a provision of MCh$2,129 for 2010.  In future filings, we propose the following modification to the disclosure on page F-16 of the 2011 20-F:

During 2011, the Bank completed the recalibration of all of its derivative valuation models. This improvement only pertains to the Credit Valuation Adjustment, or CVA, which was incorporated into derivative valuations to more appropriately and adequately estimate the amount relating to counterparty credit risk. Pursuant to IAS 8, “Accounting Policies: Changes in Accounting Estimates and Errors,” this modification has been treated as a change of accounting estimate, and its effect, amounting to MCh$11,227, has been recorded in the current year’s profit and loss. Until December 31, 2010, we accounted for counterparty credit risk for our derivative contracts only based on past-due amounts due from counterparties, which resulted in a provision of MCh$2,129.

i) Recognizing income and expenses, page F-20
i. Interest income, interest expense and similar items, page F-20

16.
Your disclosure indicates that if you collect interest on loans past due by 90 days or more, the interest is recognized in income as a reversal of the related impairment losses. Please revise your future filings to provide the following:

•
Clarify whether your decision to suspend interest on loans relates solely to loans that are collectively evaluated for impairment. In this regard, we note your disclosure on page 42 that IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined.

•
Disclose how you determine the amount of impairment losses to reverse and amount of interest income to recognize. Also, confirm that the loans for which you reverse an impairment loss are loans that have been fully charged-off and the reversal of the related impairment losses is the same as the line item “recovery of loans previously charged off” in Note 32 – Provision for Loan Losses.

•	Disclose how you determine whether to resume accrual of interest on loans and how you account for suspended interest when that occurs.

Response

We respectfully advise the Staff that we cease accruing interest on the basis of contractual terms of any loan classified as an impaired loan. Accordingly any collected interest for any loan classified as impaired (both individually or collectively evaluated for impairment) is accounted for on a cash basis.

Additionally, the last sentence in the third paragraph under heading i)I. of Note 1: “as a reversal of the related impairment losses” corresponds to a clerical error that will be corrected in future filings.   The revised disclosure in future filings would be the following, incorporating information on how we determine whether to resume accrual of interest on loans and how we account for suspended interest when that occurs:

 This interest and these adjustments are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto (Note 28) and as memorandum accounts. This interest is recognized as income, when collected.

The resumption  of interest income recognition of previously impaired loans only occurs when such loans became current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5 or C6 categories (for loans individually evaluated for impairment).

Moreover, we respectfully advise the Staff that, as stated on page 42 of the 2011 20-F, we have disclosed that the difference between the amount to be accrued under IFRS and that we recognized under the above methodology in the amount of MCh$1,651 as of December 31, 2011 is not material to the income statement.  The effects of the amount to be accrued were not material to “Loans and receivables from customers, net” on the statement of financial position.

l) Leasing, page F-22
i. Finance leases, page F-22

17.
We note your disclosure that when the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties. Please revise your future filings to clarify why the guaranteed residual value would generally be equal to the exercise price of the lessee’s purchase option at the end of the lease term. As part of your response, disclose whether the guaranteed residual value is the same as the end of lease purchase option under the contractual terms of the lease and clarify whether one or both of these amounts is predetermined or based on fair value at the end of the lease.

Response

The Bank’s finance lease agreements are structured in such a way that most lessees would exercise the purchase option at the end of the lease term, since the amount of the purchase option is equivalent only to one additional lease payment.  In response to the Staff’s comment, we propose to clarify the relevant disclosure in future filings as follows:

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under” Loans and receivables from Customers”  in the Consolidated Statement of Financial Position.

p) Allowances for loan losses, page F-24
Allowances for individual evaluations on commercial loans, page F-24

18.
Your disclosure on page 100 indicates that you use a probability of default model for your individually evaluated loans that includes consideration of the Probability of Non-Performing (PNP) and Severity (SEV), among other factors. Please revise your future filings to disclose how frequently you review and update the PNP and SEV in the model. In this regard, we note that the PNP related to various loan classifications, the estimated range of loss and provisions for loans classified as C1-C6 were the same at both December 31, 2011 and June 30, 2012. Discuss whether you rely on your loan classification procedures to ensure that the correct PNP and SEV assumptions are applied to each loan and discuss any procedures or back testing you perform to ensure that the PNP and SEV assumptions are appropriate at the reporting date.

Response

We acknowledge the Staff’s comment, and in future filings, we will disclose the frequency with which we update PNP and SEV in our models. We will also include disclosure regarding back-testing and other procedures performed to guarantee that the PNP and SEV assumptions are adequate at the date of the financial statements, as follows:

PNP and SEV in the models are required to be updated at least every 3 years. The PNP and SEV assumptions are also tested by our Credit Department on an on-going basis, mainly through back-testing procedures (total charge-offs net of recoveries for the preceding 12 months against the balance of allowance for loan losses at the end of each of the 12 months) which could result in their re-calibration on a more frequent basis than at the end of the three-year period. For the last three years, these on-going tests have not resulted in a material change in PNP and SEV.

Allowance for loan losses for each of the C and D categories are based mainly on the fair value of the collateral, adjusted for the estimated cost to sell the collateral (which is 7% on average).  Take, for instance, a C1 category loan, which has a fair value of collateral (via appraisal) to loan balance ratio of 105% at any given point in time.  Given this ratio and the fact that the estimated costs to sell average 7%, no more than 2% of the loan will be lost in case of non-collection and, given that the the Bank will exercise its rights and foreclose on the collateral.  The assignment of the risk category and subsequently the associated allowance percentage follows the same rationale for the other C and D risk categories.

Finally, individual loan classifications are periodically reviewed and any change in category must be approved by the Credit Risk Committee.

Allowances for group evaluations, page F-25

19.
We note your disclosure that each consumer model is separated by risk profile that is determined based on a scorecard statistical model. We also note that the estimated incurred loss rates for consumer loans corresponds to charge-offs net of recoveries. Please clarify for us what you mean by the disclosure “the period in which the estimated incurred loss is maximized” and that you applied this period to each risk profile to obtain the net charge-off level associated with it. In your response, address whether the loss rates applied to each risk profile is based on the historical charge-off data for that specific risk profile within one of the four groups of consumer loans. Also, address whether statistical or other information other than net charge-offs is used to determine loss rates. We note your disclosure on page F-26 that consumer loans with real guarantees are not charged off until 36 months, so it is unclear how you ensure that historical charge-off data is reflective of current economic trends in the portfolio.

Response

We acknowledge the Staff’s comment regarding the meaning of our disclosure of “the period in which the estimated incurred loss is maximized,” and advise the Staff that such period refers to the loss emerge period. We use the period, through our models, to derive the net charge-off amount for each risk profile.  The loss rates or severity (derived based on the net charge-off amount) applied to each risk profile are based only on the historical net charge-off data for that specific risk profile within one of the four groups of consumer loans.  No other statistical or other information other than net charge-offs is used to determine the loss rates or severity.   We propose the following disclosure for future filings:

The estimated incurred loss rates for consumer loans correspond to charge-offs net of recoveries.  The methodology establishes the period in which the estimated incurred loss for each risk profile emerges.  Once the loss has been considered to have been incurred, the estimated incurred loss rates are applied to the corresponding risk profile to obtain the net charge-off level associated with this period.  The loss rates applied to each risk profile are based only on the historical net charge-off data for that specific profile within one of the four groups of consumer loans.  No other statistical or other information other than net charge-offs is used to determine the loss rates.

Our disclosure on page F-26 of the 2011 20-F stating that consumer loans with collateral are not charged off until 36 months corresponds to a clerical error, as this statement relates to secured commercial loans  instead of consumer loans.  This clerical error also explains the inconsistency noted by the Staff in Comment 21 below.

In future filings, we will amend the table on page F-26 as follows:

Type of Loan	Term

Consumer loans with or without real estate collateral	6 months

Other transactions without real estate collateral	24 months

Commercial loans with real estate collateral	36 months

Mortgage loans	48 months

Consumer leasing	6 months

Other non-mortgage leasing transactions	12 months

Mortgage leasing (household and business)	36 months

20.
We note that the estimated incurred loss rates for your group evaluation of commercial loans and mortgage loans are determined using historical averages and other statistical estimates depending on the segment and loan product. Please address the following in your future filings:

•	Disclose the historical averages and statistical estimates you use in your loss rate calculation;

•
Similar to consumer loans above, address whether historical charge-offs are considered for mortgage loans and if so, clarify how the model accounts for the fact that these loans are not charged off until 48 months past due and how you ensure that charge-off rates reflect the most current trends;

•
Disclose whether you have pre-established loan groups and risk profiles like you do for consumer loans and under the SBIF model disclosed on pages 103 and 104. If so, discuss in greater detail including the number of groups established for commercial loans and mortgage loans; and

•	Clarify how the use of historical loss rates relates to the EIL model for commercial loans evaluated on a group basis as you do using the model based on SBIF approved parameters disclosed on page 104.

Response

We acknowledge the Staff’s comments, and in future filings we propose the following disclosure:

To determine the estimated incurred loss for commercial and mortgage loans collectively evaluated for impairment, we mainly analyze the payment behavior of clients, particularly the payment behavior of clients with payments that are more than 90 days past-due, clients with other weaknesses, such as early non-performance (i.e., payments that are past-due, though by less than 90 days), clients with modified loans and clients with renegotiated loans, as well as success in recovery against these clients.  We also take into account whether the loan is supported by collateral.

In connection with mortgage loans, historical net charge-offs are considered in the model to calculate loss rates for loans collectively evaluated for impairment.  The risk categories are such that when a customer has a past-due balance or has missed some payments, the outcome is that the customer will move to a different risk category with a higher loss rate, therefore capturing current trends of the customer and, when aggregate, current trends in the market.

In future filings, we will include additional information regarding profile groups, with even more detail than that already presented on pages 103-105 of our 2011 20-F. Our provisioning models for IFRS and SBIF for loans collectively evaluated for impairment are the same, with the exception of the requirement by the SBIF to provision for unused lines of credit and unused credit card lines, which are reversed under IFRS. These incurred loss models that have been internally developed are approved by our Board and the SBIF, and for this reason, are sometimes referred to as SBIF models.

Additionally, in future filings, we will include the following disclosure:

Allowance for loan losses for residential mortgage loans

Residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) a borrower’s credit history; (ii) whether a client is a new client or an existing client; (iii)whether the client is a Bank client or a Banefe client; and (iv) whether the client has been renegotiated in the Bank’s system. In connection with mortgage loans, historical net charge-offs are considered in the model to calculate loss rates for loans collectively evaluated for impairment. The different risk categories are determined and updated periodically based on a client’s payment history in the Bank and in the banking system as a whole, as well as on his or her demographic characteristics. Thus, when a client has a past-due balance or has missed some payments, the result is that the client will move to a different risk category with a higher loss rate, thereby capturing, in the case of the particular client, his or her recent trends, and, in the aggregate, recent market trends.

The following table sets forth the required loan loss allowance for residential mortgage loans in 2011 and 2012. The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.
Residential mortgage loans		Performing	Days over-due
			1-29	30-59	60-89	>90 days
Mortgage (Bank client)	New client	0.20%	2.7%	3.6%	4.63%	11.0%
	Existing client	0.29%	1.49%	2.97%	3.7%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%
Mortgage (Banefe client)	New or existing client	0.35%	2.19%	3.64%	4.72%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%

Small- and mid-sized commercial loans

Allowances for loans collectively evaluated for impairment are permitted for a large number of clients whose individual loan amounts are relatively insignificant. Our allowance models are intended to be used primarily to analyze commercial loans to individuals and small companies. As of November 2011, the estimated incurred loan loss for all commercial loans collectively evaluated for impairment (the majority of SMEs and approximately 9% of the Bank’s loan book) was obtained by multiplying the risk factors defined in the following equation:

EIL = EXP X PNP x SEV

EIL = Estimated Incurred Loan Loss
PNP = Probability of Non-Performing
EXP = Exposure
SEV = Severity

EIL = Estimated Incurred Loan Loss. The estimated incurred loan loss is how much could be lost in the event a client does not  perform the obligations under the loan agreement.

PNP = Probability of Non-Performance. This variable, expressed as a percentage, indicates the probability that a client will default within the next  12 months. This percentage is associated with the risk categories that we give to each client, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates.

EXP = Exposure. This corresponds to the value of the  loan (unpaid principal balance).

SEV = Severity. This is the effective loss rate given default for clients  in the same subcategories of each risk category, which is determined statistically based on the historical effective losses for us. This loan loss rate is updated by including an additional year of charge-offs, recoveries and payments which are discounted at the Central Bank of Chile risk free rate.

In order to calculate the estimated incurred loan loss for all commercial loans collectively evaluated for impairment, the Bank sub-divided the portfolio in the following way:

Allowance Level
Commercial loans collectively evaluated for impairment
Loan type
Non-renegotiated, w/o mortgage collateral, new client, %		Non-renegotiated, w/o mortgage collateral, old client, %		Non-renegotiated, with mortgage collateral, %
Profile 1	37.20%	Profile 1	37.20%	Profile 1	10.60%
Profile 2	31.93%	Profile 2	18.11%	Profile 2	4.42%
Profile 3	31.93%	Profile 3	18.11%	Profile 3	4.42%
Profile 4	13.25%	Profile 4	4.45%	Profile 4	0.68%
Profile 5	5.09%	Profile 5	2.06%	Profile 5	0.17%
Profile 6	1.50%	Profile 6	0.52%	Profile 6	0.11%
Profile 7	0.55%	Profile 7	0.35%	Profile 7	0.02%
Profile 8	0.35%
Profile 9	0.05%
Renegotiated, %
Profile 1	29.20%
Profile 2	19.42%
Profile 3	19.42%
Profile 4	10.28%
Profile 5	3.75%
Profile 6	1.13%
Profile 7	0.13%

Charge-offs, page F-26

21.
You state that consumer loans with or without real guarantees are charged-off when past due six months. Please clarify in your future filings the difference between this type and the consumer loans with real guarantees also included in the table with a charge-off term of 36 months.

Response

We respectfully acknowledge the Staff’s comment, and respond as follows:  As previously indicated in our response to Comment 19, our disclosure stating that consumer loans with physical collateral are not charged off until 36 months corresponds to a clerical error, as this statement relates to commercial loans with real estate collateral instead of to consumer loans.  Our future filings will be revised to correct for this error.

t) Non-current assets held for sale, page F-28
Assets received or awarded in lieu of payment, page F-28

22.
We note your disclosure that assets received or awarded in lieu of payment are recorded at the price agreed by the parties or at the amount at which you are awarded those assets at a judicial auction. Please tell us and revise your future filings to disclose the following:

•	Whether these prices approximate market value and if so clarify how you determine their fair value for these purposes.

•
Whether you require independent appraisals on collateral, during the price negotiation process or judicial hearing. If you do not obtain independent appraisals, disclose the methodology and assumptions used to value these assets upon recognition.

•
You disclose that these assets are subsequently measured at the lower of initially recorded amount or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) less cost of sale. Revise your future filings to disclose how often you obtain updated appraisals and discuss any adjustments you make between appraisals to account for changes in fair values.

•	Disclose how you account for any shortfalls between the loan balance and the fair value less costs to sell of the collateral received.

Response

We respectfully advise the Staff that the price of assets received or awarded in lieu of payment agreed to by the parties or the amount at which we are awarded those assets at a judicial auction is required by local regulations, in the latter case, to be the fair market value of the assets as determined by an independent appraisal. Subsequently, should the bank maintain the assets on its books, the value must be adjusted at least every 18 months according to an updated independent appraisal that is also required by local regulations. No adjustments have been made between appraisals considering the stability of the real estate market in Chile during past years and the expected stability of the real estate market in the coming years.

The excess of the outstanding loan balance over the fair value, less costs to sell off the collateral received, is charged to net income for the period.

For future filings, we propose the following disclosure:

Assets received or awarded in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation, or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.  In the latter case, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value, less costs to sell of the collateral received, is charged to net income for the period, under “Other Operating Expenses.”  Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client.

These assets are subsequently measured at the lower of the initially recorded amount or the net realizable value, which corresponds to their fair value or market value, determined through an independent appraisal, less cost to sell.  Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.    No adjustments have been made between appraisals considering the stability of the real estate market in Chile during past years and the expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update these assets’ cost to sale.  According to the Bank’s survey, as of December 31, 2011 the average cost to sale (the cost of maintaining and selling the asset) was estimated at 5.2% of the appraised value (5.5% as of December 31, 2010).

Note 4 – Business Segments, page F-37

23.
We note your disclosure of comparative tables on page F-39. Please revise your future filings to more clearly state the nature of your organizational changes and discuss how these changes drove the differences in amounts reported under the new and old methodologies. In this regard, we note you changed your internal transfer rates, which would appear to impact net interest income, but it is not clear what caused the amounts reported for loans and the provision for loan losses to increase for some segments and decrease for others. For example, in certain segments it appears that loans did not increase significantly but the amount of provision for loan losses did increase significantly. Refer to paragraph 22 of IFRS 8.

Response

We acknowledge the Staff’s comment, and in future filings we will more clearly state the nature of our organizational changes and discuss how these changes drove the differences in amounts reported under the new and old methodologies.

We respectfully confirm to the Staff that the change in net interest income was due to the modifications made to internal transfer rates. Regarding the segment information on loans, the modifications were mainly due to minor reclassification of clients between different segments. The modifications made to provision expense by segment were mainly due to an error in the management information systems that reconverted Chilean GAAP provision expense to IFRS by segments. This had no impact on total amounts, but certain provisions were incorrectly assigned to the wrong segments. The disclosure in the 2011 20-F and F-pages was corrected for 2011 and 2010 to reflect all of these changes that did not create any significant differences for the Bank with respect to prior year disclosures and did not affect our income statement.

In future filings, we will state more clearly the nature of our organizational changes and other factors that drove the differences in amounts reported under the new and old methodologies.  We believe that the error in prior year disclosure on segments is not material.  We will include the following additional disclosure under the fourth paragraph of “Corporate Activities (Other)” on page F-38:

To achieve the strategic objectives adopted by the Bank’s management, and in order to adapt to changing market conditions, the Bank makes organizational changes from time to time, which can have varying impacts on how it is managed or administered. The following disclosure furnishes information on how the Bank is managed as of December 31, 2011. The information for the prior year (2010) has been prepared on the basis of the criteria in effect as of the date of the 2011 financial statements, to achieve a proper comparability of figures.  Accordingly, minor reclassifications of clients between different segments drove some modifications in segment information for loans in 2010.

24.
We note you only present loans and accounts receivable from customers, net by reportable segment in this footnote and do not present total assets, liabilities, or shareholders’ equity. We also note you disclose on page F-38 that you allocate capital by unit. Please confirm that the loans and accounts receivable from customers, net for each reportable segment is the only measure from the Statement of Financial Position that is regularly provided to the chief operating decision maker (CODM). Alternatively, revise your future filings to disclose the other measures that are regularly provided to the CODM, including any other allocated assets or liabilities or capital.

Response

We respectfully confirm to the Staff that the loans and accounts receivable from clients, net for each reportable segment, is the only measure from the Statement of Financial Position that is regularly provided to the CODM.

Note 10 – Loans and Accounts Receivable from Customers, page F-56
g) Loans and accounts receivable from customers: Standard loans…overdue loans, page F-61

25.	We note your aging analysis of overdue loans including Ch$17.0 trillion of current loans as of December 31, 2011. Please revise your future filings to provide the following disclosures:

•	Clarify what the term “standard” is meant to represent. In this regard, we note that the amounts presented relate to both individually impaired and collectively impaired loans.

•	Provide this disclosure for loans that are past due but not impaired separately for each loan class. Refer to paragraphs 6 and 37(a) of IFRS 7.

•
Revise your disclosure on page F-132 to separately present amounts related to past due but not impaired loans from non-impaired financial assets and clarify whether the amounts reported reflect the fair value upon origination or at the reporting date.

Response

We acknowledge the Staff’s comments, and in future filings:

•	We will refer to “standard loans” as current loans, as they refer to non-past-due loans.

•	We will include in a tabular format the disclosure for loans that are past-due but not impaired, separately for each loan class, as follows:

As of December 31, 2011, our loan portfolio is as follows:

	Non-Impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total Non-impaired	Commercial	Mortgage	Consumer	Total Impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current	8,404,128	4,632,605	2,336,453	15,373,186	337,536	32,089	184,057	553,682	8,741,664	4,664,694	2,520,510	15,926,868
Past-due for 1-29 days	124,374	165,142	113,237	402,753	49,682	10,298	58,590	118,570	174,056	175,440	171,827	521,323
Past-due 30-89 days	57,114	118,220	72,466	247,800	76,263	36,847	84,118	197,228	133,377	155,067	156,584	445,028
Past-due 90 days or more					238,488	120,462	94,925	453,875	238,488	120,462	94,925	453,875

Total loans before loan losses	8,585,616	4,915,967	2,522,156	16,023,739	701,969	199,696	421,690	1,323,355	9,287,585	5,115,663	2,943,846	17,347,094
Past-due loans expressed as a percentage of total loans	2.11%	5.76%	7.36%	4.06%	51.92%	83.93%	56.35%	58.16%	5.88%	8.82%	14.38%	8.19%
Past-due loans expressed as a percentage of total loans	-	-	-	-	33.97%	60.32%	22.51%	34.30%	2.57%	2.35%	3.22%	2.62%

•	We respectfully advise the Staff that information in page F-132 is the detail of security interests, collateral or credit improvements provided to the Bank.

Note 39 – Fair Value of Financial Assets and Liabilities, page F-124

26.
We note your valuation disclosure for loans and accounts receivable from customers and interbank loans on page F-125. Please revise your future filings to clarify the last statement you make that “in addition, fair value of loan portfolio is for loan losses.” In your response, address how you consider the uncertainty of future defaults in your valuation. Also, describe in greater detail the adjustments you make to market values for similar mortgage, credit card, and other consumer loans to account for the differences in loan characteristics and tell us the total adjustment as of December 31, 2011. Refer to paragraph 27 of IFRS 7.

Response

We acknowledge the Staff’s comments, and in future filings we will amend the last statement, as this was erroneously translated from Spanish.  The last statement should read as follows:  “in addition, the fair value of the loan portfolio is presented adjusted for credit risk.”

The discount rate applied to arrive at fair value includes a spread factor that we believe appropriately captures the uncertainty of future defaults. The total amount of the adjustment is not determinable as it is implicit in the discount rate used to calculate the fair value of these assets.

In future filings, the description provided for fair value estimates for loans and accounts receivable from customers and interbank loans will be amended as follows:

The fair values of commercial loans, mortgages loans, credit cards and consumer loans are estimates made by performing a cash flow discount analysis, using the interest rates that are currently offered for loans with terms similar to those of clients having a similar credit quality. The fair value of  loans past-due for 90 days or more  is estimated by using a discounted market value analysis. For floating-rate loans whose interest rates change frequently (monthly or quarterly) and which are not subject to any significant change of credit risk, the estimated fair values are based on the carrying amounts.

27.
We note Ch$355.4 billion, or 21% of your available-for-sale securities, are measured at Level 2 and 3. We also note your disclosure on page F-124 that the fair value of these securities takes into account variables and additional inputs like an estimate of prepayment rates and the issuers’ credit risk. Please tell us and revise your future filings to clarify the valuation method or technique you use to value your Level 2 available-for-sale securities and for each technique the related assumptions you apply in determining the fair value. For example, disclose the specific valuation model that you use prepayment rates and issuers’ credit risk as inputs and state the type of security this model is used for. Refer to paragraph 27 of IFRS 7.

Response

We acknowledge the Staff’s comment, and propose, for future filings, the following revised disclosure for  financial instruments classified as available for sale, the fair value of which is determined  using our internal valuation models (level 2).  We will also eliminate the names of external service providers from the disclosure in Note 39(b) in our future filings (though we have included the names in the revised disclosure below for the Staff’s reference).

b) Cash in process of collection, trading instruments, available for sale investment instruments, resale agreements, and securities loans

The estimated fair value of these financial instruments was determined through the use of market values or quotes by an available dealer, or the prices quoted on the market for similar financial instruments.  Investments maturing  in less than one year are valued at their recorded value because they are – in view of their short terms – deemed to have a fair value that does not significantly diverge from their recorded value.  Following is a detailed explanation of valuation methods or techniques and related assumptions  used to value our Level 2 available for sale securities:

Mortgage finance bonds, corporate notes, time deposits and pension bonds (financial instrument issued by the Chilean State underwritten by remaining funds in the old social security system):

The valuation technique is the discounted cash flow method. Rates (IRR) are provided by RiskAmerica (a local provider of market data to which all the major financial institutions in Chile are subscribed to and which is supported by the Catholic University of Chile) according to the following criteria:

•	If on the day of the valuation, there are one or more sales/purchases in the Santiago Stock Exchange for a given instrument, the quoted price is the weighted average of that day.

•
In the absence of such sales/purchases, the reported rate as presented by the external service  is calculated using a base IRR from a similar instrument plus a "Spread Model" based on historical spreads for such similar instrument.

Constant Maturity Swap (CMS), Forward FX and Inflation Derivatives, Cross Currency Swap (CCS), Interest Rate Swap (IRS):

The valuation technique is the discounted cash flow method. The interest rates (local and foreign) and foreign exchange rates are provided by ICAP, GFI and Tradition according to the following criteria:

•
With published market prices (interest rates and foreign exchange rates) a valuation curve is constructed using the bootstrapping method and then this curve is used to value the various derivatives (CMS, Forward FX and Inflation, CCC and IRS).

FX Options

The valuation technique for these instruments is the Black-Scholes model, adjusted for volatility smile. Prices (volatility) are provided by BGC Partners Inc. (a global brokerage company primarily servicing the wholesale financial and real estate markets) according to the following criteria:

•	With the published market prices, surface volatility is built in through interpolation and then these volatilities are used to value the options.

Note 40 – Risk Management, page F-128

28.
We note your disclosure regarding various committees to whom the board of directors has delegated the responsibility of overseeing various risk management functions on its behalf. Please expand your disclosure to explain how risk related information is communicated to senior level executives and the board. In expanding your disclosure please address the following.

•
In several instances you state that information is monitored, analyzed, or reviewed. Please clarify who the results are reported to and under what circumstances. For example, disclose if information is communicated on a quarterly basis or if it is reported only if guidelines are breached.

•	Please explain how information is communicated to Santander Spain’s Global Risk Department and what role it plays in oversight of company risks.

•	Please explain how the ALCO and CEC communicate with the Bank’s risk departments regarding credit risk issues.

•
We note your statement at the bottom of page F-138 that operating risk is monitored by a program of periodic reviews whose results are internally submitted to the management of the business unit that was examined and to the CDA. Please explain how that information is then communicated up to the executive level and the board.

Response

We acknowledge the Staff’s comment and will expand our disclosure to explain how risk-related information is communicated to senior level executives and the Board. In the 2011 20-F, this information is contained in Item 5, Item 6, Item 11 and Note 40, but in future filings we will summarize this information in a clearer manner, especially in Note 40 and Item 11.  We propose to add the following disclosure:

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval. All risks (credit, market and operational) are approved and measured by the Risk Department and reported simultaneously to local management and to Santander Spain’s Risk Department, which follows global risk levels. The frequency of reporting depends on the nature of the risk. In general, market risks are measured daily and other risks are reviewed weekly. Below is an organizational chart of the Risk Department:

Within this structure, the Board and senior management interact extensively with the Risk Department. Below is a description of how this interaction functions.

A.	Credit risk:

Santander Chile’s governance rules have established the existence of two high-level committees to monitor and control credit risks.

1.	Executive Credit Committee

The Executive Credit Committee is comprised of the following Board members:

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Roberto Méndez	Member

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

•	Reviews the main client exposures by: economic sector, geography, type of risk and segment.

•	Supervises and review the main credit risk indicators (NPLs, coverage, impaired loans, etc.).

•	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.

•	Reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$40 million.

The Credit Risk Department must present to the Board on a monthly basis. In this presentation all loans above US$5 million that were granted in the previous month must be reviewed. In addition, any other theme or subject of importance regarding credit risk is also presented (for example a proposal to change a provisioning model must be presented and approved by the Board). Finally, at least once a year, the Credit

Risk Department presents a report to assure the Board that our loan loss allowances are adequate for all known and estimated incurred losses.

2.	Credit Risk Committee.

The Credit Risk Committee is comprised of the CEO, the Corporate Director of Risk, the Managing Director of Commercial Banking, the Managers of the various business segments, the Managers of Admission, Follow-up and Recoveries and the Financial Controller. The Risk Committee meets weekly and performs the following functions:

•
Reviews the evolution and maintenance of the expected quality of the various loan books by business segment with a focus on loan growth, non-performing loans (different stages of non-performance), loan loss allowance levels, evolution of charge-offs, review of clients in special situations, performance against the budget and performance of credit risk initiatives adopted throughout the year.

•	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the impact these will have on results and product strategies.

•	Opens debates between the risk and commercial areas on credit risk related issues.

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

•
All credit risks greater than US$40 million (US$60 million for financial institutions) after being approved locally are reviewed by Santander Spain. This additional review also ensures that no global exposure limit is being breached.

•	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

•
For each scoring model, a Monthly Risk Report is prepared, which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as: loan amounts, non-performance, charge offs and provisions.

•
Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

B.	Market risk:

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Below is a list of the main reports produced by the Market Risk Department and who they are addressed to:

Report	Unit	Objective	Addressed to:	Periodicity
Daily Global Report	Market risks	Give a global vision of the market, positions, risks, sensitivity, vision and alerts of the trading and non-trading positions	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Stress Test	Market risks	Stress test report over the Bank's trading and ALCO books	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Sensitivity Analysis	Market risks	Sensitivity analysis of the ALCO book	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Fixed income positions	Market risks	Fixed income positions and general information	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Interest rate gap	Market risks	Interest rate gap sensitivity and limit levels	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Liquidity gap	Market risks	Liquidity levels and limits	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Market report	Market risks	Main market indicators and evolution	Market Risk (local and global), Senior Management, Internal Auditors	Daily
VaR	Market risks	VaR position and limits	- Market risk (local and global) and Senior Management	Daily
Trading Portfolio Limits	Market risks	Trading book evolution, instruments and limits	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Largest depositors	Market risks	Largest 20 and largest 50 depositors	- Market risk (local and global) and Senior Management	Weekly
Follow-up report	Market risks	Summary of Market risk infomation for Senior Management	Market Risk (local and global), Senior Management (local and global), Internal Auditors	Monthly
Liquidity stress-test	Market risks	Liquidity stress-test simulation	Market Risk (local and global), Senior Management, Internal Auditors	Quarterly
Interest rate risk	Market risks	Interest rate risk report, limits and estimates of results form interest rate risk	- Market risk (local and global), Maanger of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily
Backtesting	Market risks	Backtesting of VaR estimates to actual results	Market Risk (local and global), Senior Management, Internal Auditors	Weekly
PNL Treasury	Market risks	Treasury income statement	- Market risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily

Santander Chile’s governance rules have established the existence of two high-level committees that, among other things, function to monitor and control market risks.

1.	Asset and Liability Committee

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•	Making the most important decisions regarding interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

•	Review of the Bank’s main gaps (foreign currency and inflation gap).

•	Review of the evolution of the most relevant local and international markets and monetary policies.

The ALCO is not directly involved in the Bank’s credit risk issues as stated on page F-129 of the 2011 20-F. In future filings, we will correct this disclosure.

2.	Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the Bank’s trading portfolio.

•
Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Role of Santander Spain’s Global Risk Division: Market Risk

In matters regarding Market Risk, the role of Santander Spain’s Global Risk Department is to define certain global policies, guidelines and procedures regarding market risk. The information produced by our local Market Risk Department is standardized for the whole group in order to facilitate a consolidation of risks being taken on a global basis. They review daily the consumption of limits and provide valuable input on the evolution of markets, especially regarding the Eurozone.

C.	Operational risks

All issues regarding operational risks in the Bank fall under Operational Risk Department that reports to the Risk Department. Below is an organization chart of this department.

All operational risks are measured in this Department and reported simultaneously to local management and the Board through various channels.

1.	Audit Committee

Monthly, the Director of Risk and the Manager of Operational Risk inform the Audit Committee of the most important events regarding operational risks. In addition, the Audit Committee also has the role of establishing the main policies and strategies regarding operational risk. The periodic reviews performed by the different operational risk committees are submitted to the Audit Committee, where senior level executive and the board are informed of these events.

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

2.	Integral Risk and Internal Control Committee

The Integral Risk and Internal Control Committee was created as the governing body through which members of the Board, the CRO and senior executives review, among other matters, operational risk topics. See below for more detail of this committee.

Role of Santander Spain’s Global Risk Division: Operational Risk

In matters regarding operational risk, Santander Spain’s Global Risk Department’s role is to define certain global policies, guidelines and procedures regarding operational risk. The Corporate Operational Risk Committee is the main body in which the different units of Santander discuss and review the major operational risk events and policies.

D.	Integral Risk and Internal Control Committee, Board Risk Committee and Chief Risk Officer (CRO) (New)

In 2012, in order to further strengthen the Board’s control over risks, the position of Chief Risk Officer was created with direct reporting to the Board. The functions of the CRO will be to:

•	Propose to the Board the general guidelines and risk limits to be assumed by the Bank.

•	Coordinate the requirements of regulators and the Bank’s internal and external auditors.

•	Identify possible emerging risks and changes in the risk profiles being assumed by the Bank.

1.	Integral Risk and Internal Control Committee

The Integral Risk and Internal Control Committee was created as the governing body through which members of the Board, the CRO and senior executives review the main risks the Bank faces on an integrated basis and the main body through which risks are discussed with and communicated to senior level executives, Board members and the CEO. The main risks reviewed, discussed and analyzed are:

•	Credit risk

•	Market risk

•	Operational risk

•	Solvency risk (BIS)

•	Legal risks

•	Compliance risks

•	Reputational risks

The members of this committee are:

2.	Board Risk Committee

Furthermore, the Board Risk Committee was created, and is comprised of the Vice-Chairman of the Bank and four independent board members. The main function of this committee is to serve as the governing body through which the Board supervises the CRO.

Liquidity Risk, page 132
Liquidity risk management, page F-133

29.
You disclose that your treasury department maintains a portfolio of liquid short-term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. Please revise your future filings to disclose the following:

•	The balance and types of securities included in this portfolio. If intra-period balances vary significantly, please also disclose the weighted average balance.

•
Discuss whether these securities are unencumbered, and if not, discuss how you factor this into your overall assessment of your liquidity position. For example, on page F-48 we note that a portion of your available-for-sale and trading investment securities are sold under repurchase agreements.

Response

We acknowledge the Staff’s comment and respond as follows:

•
Our liquidity is managed by the Financial Management Division (and not the Treasury as was incorrectly translated from Spanish and stated on page 133 of the 2011 20-F). The Treasury is a business unit in the Global Banking and Markets segment and its main functions are to sell treasury products to our clients and market-making. We will correct this in future filings.  Our liquidity portfolio is our cash minus reserve requirements plus our financial investments (deducting the net encumbered assets), which under guidelines of the ALCO must be readily convertible into cash either through the Chilean Central Bank window or instruments with a highly liquid local secondary market. These investments are detailed in Notes 5, 6 and 12 and pages 73 and 74 of the forepart of the 2011 20-F. As can be observed, these portfolios are comprised mainly of Chilean Central Bank instruments. We include in our liquidity position some liquid Chilean corporate bonds, the net position in interbank deposits (excluding interbank loans) and mortgage finance bonds all disclosed in Note 12. We will make this distinction more clear in future filings and correct page F-133.  As stated above, we deduct encumbered assets, including assets that have been sold under repurchase agreements.  We will make clearer in future filings that the Bank’s liquidity is managed by the Financial Management Division which reports to the CFO and the ALCO and not our Treasury. Those functions are separated in the Bank. Therefore, we will explain more clearly how the ALCO, the CFO and the Financial Management Division control our liquidity portfolio.   The intra-period balances usually do not vary significantly, but in the event of a change in liquidity strategy determined by the ALCO, the liquidity portfolio may vary significantly. In the fourth quarter of 2011 and first quarter of 2012, for example, the Bank increased its liquidity portfolio in light of greater market uncertainty abroad. As market condition improved the ALCO permitted the Financial Management Division to return to more normal levels of liquidity by prepaying liabilities. We propose the following disclosure for future filings:

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the ALCO and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Chilean Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO.
Balance as of(1):	September 30, 2012	December 31, 2011
Ch$ million
Financial investments for trading	207,608	409,764
Available for sale investments	1,729,682	1,661,311
Encumbered assets (net)(2)	92,968	(348,961)
Net cash (3)	(22,807)	18,267
Net interbank deposits (4)	1,223,980	1,733,157
Total liquidity portfolio	3,231,431	3,473,538

Average balance as of :
Ch$ million
Financial investments for trading	509,049	576,773
Available for sale investments	2,036,329	2,031,606
Encumbered assets (net)(2)	(94,948)	(94,256)
Net cash (3)	(7,432)	66,199
Net interbank deposits (4)	644,131	753,148
Total liquidity portfolio	3,087,128	3,333,470

(1)	The figures used by the Financial Management Division to calculate liquidity portfolio are performed in accordance with the Bank local statutory financial statements.
(2)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio
(3)	Cash minus reserve requirements
(4)	Includes overnight deposits in Central Bank, domestic banks and foreign banks

Market Risk, page F-135

30.
We note your disclosure that you use a VaR methodology to measure and control the interest rate risk of the trading portfolio that includes fixed-income investments, variable-income investments and foreign currency investments. Please address the following:

•
Tell us how all three VaR models used are aggregated to arrive at your total trading VaR. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined. In addition, please provide similar disclosure for your financial management portfolio analysis discussed on page F-137 and the consolidated results.

•	Tell us and revise to disclose whether assumptions for the three VaR models and the consolidated trading VaR are the same including the two-year time window or at least 520 data points requirement.

•
We also note that based on a 99% confidence level you would expect trading losses to exceed VaR approximately one out of every 100 trading days, or approximately 3 days per year, and you disclose on page F-136 that none of the three components have exceeded VaR limits in 2011 and 2010. Please tell us whether you perform any evaluation or analysis to determine whether your VaR models are appropriate (i.e. back testing, etc.) in light of the fact that it does not appear to be performing as statistically predicted.

•	In your future filings, disclose any changes you made to your VaR methodology or assumptions during the periods presented.

Response

We acknowledge the Staff’s comment and respond as follows:

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time, a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives greater weight to the 30 most recent data points. The larger of the two VaRs (weighted VaR and unweighted VaR) is the one that is reported.

Regarding the financial management portfolio analysis discussed on page F-137 of the 2011 20-F, to determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial income loss limit and the loss limit over capital and reserves using the following formula:

Consolidated limit = Square root of a2 + b2 + 2ab

a: limit in local currency.

b: limit in foreign currency.

Since correlation is assumed to be 0. 2ab = 0.

We also confirm that the assumptions for the three VaR models and the consolidated trading VaR are the same including the two-year time window or at least 520 data points requirement.

The VaR model is based on a 99% confidence level (trading losses to exceed VaR approximately one out of every 100 trading days, or approximately 3 days per year). This means that the actual risk calculated by the VaR model did not correctly estimate the real risk approximately 3 times a year. We  perform back-testing daily and generally find that trading losses exceed VaR approximately one out of every 100 trading days .  On the other hand, we also disclose on page F-136 that none of the three components have exceeded VaR limits in 2011 and 2010. The limit mentioned here refers to our appetite for risk and not to the fact that our estimate of VaR maybe wrong 1 out of every 100 trading days.  The reason we have been inside the limit is that our appetite for risk has been considerably low.

In future filings, we will also disclose any changes made to the VaR methodology or assumptions during the periods presented. In the periods included in our 2011 20-F, no changes to the methodology or assumptions have been made.

In future filings, the description of the VaR methodology will be revised as follows:

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments and foreign currency trading. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds, locally issued, low–risk corporate bonds and foreign currencies, mainly US dollars. At the end of each year, the trading portfolio included no stock portfolio investments.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with as given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

~~The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.~~

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor . Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2011 and 2010, we used the same VaR model and there has been no change in methodology for subsequent periods.

The Bank uses the VaR estimates to provide a warning when the statistically estimated incurred losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology is subject to the following limitations:

•
Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

•
The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

•
A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; It would not be possible to liquidate or cover all the positions in a single day;

•	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

•	The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

•	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2011, 2010 or 2009 did the Bank exceed the VaR limits in respect of the three components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. In 2011, the Bank remained within the maximum limit it had set for VaR, including those instances in which the actual VaR exceeded the estimate.

The high, low, and average levels for each component and each year below were as follows:
Consolidated	2011	2010	2009
	(in millions of US$)
VaR:
High	11.02	11.18	9.79
Low	2.39	3.53	4.24
Average	6.07	7.25	5.98

Fixed–income investments:
High	11.18	11.37	9.14
Low	2.54	3.63	4.22
Average	6.09	7.21	5.87

Variable–income investments:
High	0.23	0.18	1.65
Low	0.00	0.02	0.04
Average	0.07	0.09	0.17

Foreign currency investments:
High	3.87	3.91	7.02
Low	0.09	0.48	0.66
Average	0.9	1.68	2.31

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non–trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bp in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in US dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial income loss limit and the loss limit over capital and reserves using the following formula:

Consolidated limit = Square root of a2 + b2 + 2ab

a: limit in local currency.

b: limit in foreign currency.

Since correlation is assumed to be 0. 2ab = 0.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•
The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•
The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2011, 2010 and 2009

	2011		2010		2009
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	22,380	167,530	37,300	152,300	37,264	127,000
High	19,823	107,745	16,849	126,306	17,711	123,834
Low	590	71,805	2,974	86,573	1,504	95,791
Average	9,053	93,328	10,317	109,133	6,404	107,239

Financial management portfolio – foreign currency (in millions of US$)
Loss limit	44.0	44.0	46.0	74.0	46.0	74.0
High	22.8	16.0	25.8	11.9	18.4	17.3
Low	3.0	1.2	0.4	0.3	1.2	1.5
Average	14.1	7.8	14.6	3.1	6.9	11.4

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	37,300	167,530	37,300	152,300	37,264	127,000
High	21,149	107,845	20,129	126,309	17,724	123,836
Low	7,032	71,863	7,010	86,575	1,939	96,280
Average	13,004	93,417	12,993	109,156	8,188	107,495

Foreign Exchange Fluctuations, page F-138

31.
We note you use a sensitivity analysis with both internal and regulatory limits to manage the potential loss in net interest income from fluctuations of interest rates on U.S. dollar denominated assets and liabilities. We also note you use a VaR model to limit foreign currency trading risk. Please clarify whether the results of the VaR model and sensitivity analysis are included in the disclosures provided on pages F-136 and F-137 and if so, how the limits disclosed here should be interpreted with the results presented in these disclosures. If the results are not disclosed, considering that US dollar and US dollar linked assets and liabilities constitute 13% and 25% of total assets and liabilities, respectively, revise your future filings to include the same level of detailed disclosures for these models as the ones provided on pages F-136 and 137 for the market risk of the trading portfolio and financial management portfolio.

Response

We acknowledge the Staff’s comment and confirm that the results of the VaR model on page F-136 of the 2011 20-A are over the VaR of the Bank’s trading portfolio in foreign currency. In Item 11 on page 166 of the 2011 20-A, we present a graph of the Bank’s trading portfolio in foreign currency and the limits to the size of this portfolio. This is the portfolio over which the VaR for foreign currency trading is calculated.

In general, the Bank is not permitted, due to guidelines set by ALCO, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is in the trading portfolio and is measured using VaR. The graph on page 166 of Item 11, which illustrates the Bank’s trading foreign currency position, is also the Bank’s total foreign currency gap.

On page 160 in Item 11 of the 20-F, we present a table that shows the detail of our balance sheet by currency (Chilean nominal pesos, UF-inflation linked pesos and US$). This table shows that US-dollar and US-dollar denominated assets and liabilities constitute approximately 12% and 23% of the Bank’s total assets and liabilities as of December 31, 2011, respectively, but this is the Bank’s spot position and does not include hedging as stated in footnote 1 of this table. Including the Bank’s hedging position as of December 31, 2011, the Bank’s exposure to foreign currency was only US$24 million, as stated on page 166.

Additionally, as stated on page F-137, the Bank uses a sensitivity analysis to measure the market risk of the local and foreign currency (not included in trading portfolio). These are the results presented in the table on page F-137. Therefore, the results of the sensitivity analysis as shown on page F-137 are the sensitivity of the Bank’s net interest income and equity to movements in the US dollar rates, which are not immune to these movements given the different duration of assets and liabilities in foreign currency. Below is the non-trading portfolio’s balance sheet in foreign currency as of December 31, 2011:

Non-Trading US$ portfolio	US$ (in millions)		US$ (in millions)
Assets		Liabilities
Loans	2,912	Client deposits	2,951
Fixed assets	510	Long-term market funding	7,160
Financial investments	1,599	Short-term market funding	166
Derivatives	5,691	Other liabilities	435
Total	10,712	Total	10,712

Form 6-K filed August 22, 2012
Section 3: Analysis of Quarterly Income Statement, page 10

32.
We note the following statement at the bottom of page 11: “The negative effects of possible regulations regarding maximum rates may have a negative impact on margins, mainly in 2013. Finally, this year Congress is expected to approve modifications to Chile’s tax code and the pricing mechanism for gasoline, which may result in temporary deflation.” In your next Form 20-F, please expand your disclosure to briefly summarize the substance of the possible regulations and to quantify the impact on your operations, to the extent known.

Response

We acknowledge the Staff’s comment and confirm that in our next Form 20-F, we will expand our disclosure to summarize the substance of the possible regulations and quantify the impact on our operations.  The proposed disclosure is as follows:

In 2011, a bill was introduced in Congress to modify the way in which the maximum interest rate is calculated in Chile. In 2012, the Senate’s Finance Committee came to an agreement with the Executive branch on this proposed legislation, which  is now being discussed in the Lower House of Congress. We expect this legislation to become law sometime in 2013.  This new legislation is aimed at loans of less than UF 200 (US$9,603) and with a term of more than 90 days, and thus includes consumer loans in installments, lines of credit and credit card lines. Currently, the maximum interest rate for loans of less than UF 200 (US$9,603) and with a term of more than 90 days is calculated as the average rate of all transactions undertaken within the banking industry over the previous month of loans of less than UF 200 (US$9,603) and with a term of more than 90 days, multiplied by a factor of 1.5. The average and maximum rates are published daily by the SBIF. As of September 30, 2012, the average annual interest rate for this type of loan reached 37.84%, and the maximum annual interest rate reached 56.76%.

The consensus reached in the Senate’s Finance Committee proposes that for loans of less than UF 200 (US$9,603) and a term of more than 90 days, the maximum rate be calculated separately for loans between UF 0 and UF 50 (US$0 to US$2,400) and UF 50 to UF 200 (US$2,400 to US$9,603).

 For loans between UF 0 and UF50, the maximum rate will be equal to the average rate of loans between UF200 and UF5,000 (US$2,400 to US$240,085) plus 21%. As of September 30, 2012, the average rate of loans between UF 200 and UF 5,000 was 17.34%, and thus the new maximum rate would have been 38.34% compared to 56.76%. This reduction will be implemented gradually. When this law is enacted, the maximum rate for loans between UF 0 to UF 50 will automatically fall 6% to 50.76%, based on the September 30, 2012 maximum rate data. From then on and every 12 weeks, it will be reduced a further 2%, unless the flow of new loans in the industry decreased by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. We estimate that it will take 16 to 23 months for the maximum rate to reach the 38% level of maximum rate the authorities are seeking for loans of this size

For loans between UF 50 and UF 200 (US$2,400 to US$9,603,) the maximum rate will be equal to the average rate of loans between UF 200 and UF 5,000 (US$2,400 to US$240,085) plus 14%. As of September 30, 2012 the average rate of loans between UF 200 to UF 5,000 was 17.34%, and thus the new maximum rate would be 31.34% compared to 56.76%. This reduction will be implemented gradually. When this law is enacted, the maximum rate for loans between UF 50 and UF 200 will automatically fall 8% to 48.76%, based on September 30, 2012 maximum rate data. From then on and every 12 weeks, it will be reduced a further 2%, unless the flow of new loans in the industry decreases by 10%-20%, in which case the reduction will be partially or completely suspended until the next period. We estimate that it will take 16 to 23 months for the maximum rate to reach the 31% level authorities are seeking for loans of this size.

If this bill in its current form is passed in Congress, it could have an adverse effect on our results of operations. We estimate that in 2013, this bill could affect between US$50 and US$100 million of our net interest income. This estimate is only preliminary, as it is difficult to estimate the speed of implementation of the reduction and the effect on loan volumes.

Regarding the change in Chile’s tax code, this was expected to cause inflation  in January 2013 to be negative, which would have affected our net interest income in that month, but the January 2013 inflation data was recently published, and the effect of this change in the tax code was not as significant as we have expected, such that we do not believe it merits a specific mention in our 2012 20-F.

Item 1. Second Quarter Earnings Report
Provision for Loan Losses, page 12

33.
We note your disclosure that you expect an increase in losses in the mass consumer market following the La Polar case. Please revise your future filings to summarize the La Polar case and discuss why it will impact your losses in the consumer portfolio. Also, confirm that the consumer provision model change in the third quarter will not impact your model under IFRS and that under IFRS you do not record an upfront provision on any loan at origination. Refer to paragraph 59 of IAS 39.

Response

We acknowledge the Staff’s comment and confirm that in future filings, we will summarize the La Polar case and discuss why it impacts our losses in the consumer portfolio, as follows:

In May 2011, Chile’s third-largest department store retailer, La Polar, experienced serious financial difficulties as a result of previously undisclosed and unsound credit practices with its clients that were made public once the financial situation of the firm was no longer sustainable. As a consequence, La Polar defaulted on its obligations and had to restate its historical financial statements. Santander Chile had very little direct exposure to La Polar, but the secondary effects this case caused in the consumer market did affect us. As is the case with other Chilean department stores, La Polar managed its own private label credit card business, which was fully integrated with its retail functions. In Chile, approximately 30-40% of all consumer loans are originated by non-bank entities, competing directly with our Santander Banefe unit. This event triggered an increase in the default rates in the mass consumer loan industry.  This resulted in greater charge offs.  Additionally,  as banks and non-bank lenders simultaneously tightened credit policies, credit became less available to clients in this segment.

We also confirm that the change in the provision model in the third quarter will impact our IFRS financial statements, due to its status as a recalibration. The Bank has improved its provisioning model, especially for renegotiated loans in the Bank and in Banefe. Therefore the main reason for the charge in the third quarter was an increase in provision expenses for renegotiated loans. We do not record an upfront provision on any loan at origination for IFRS purposes.

The following table sets forth the required allowances for consumer loans as of July 2012:

2012 Bank:

		Allowance Level(1)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	24.5%	20.9%
	Profile 2	14.0%	10.1%
	Profile 3	7.3%	5.0%
	Profile 4	3.4%	2.1%
	Profile 5	2.1%	1.4%
	Profile 6	1.3%	0.9%
	Profile 7	0.8%	0.5%
	Profile 8	0.4%	0.3%
(1)	Percentage of total outstanding

		Allowance Level(1)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer	Profile 1	29.7%
	Profile 2	21.5%
	Profile 3	10.7%
	Profile 4	6.5%
	Profile 5	4.2%
	Profile 6	3.2%
(1)	Percentage of total outstanding

		Allowance Level(1)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer loans with 3 months of non-payment	Profile 1	100.0%
	Profile 2	56.0%
	Profile 3	47.0%
	Profile 4	38.5%
(1)	Percentage of total outstanding

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Existing Clients
Non-performing Consumer	90-120	38.5%	38.5%	41.6%
	120-150	47.0%	47.0%	48.8%
	150-180	55.0%	55.0%	55.9%
	>180	Charged-off
(1)	Percentage of total outstanding

2012 Banefe:

		Allowance Level(1)
		Not renegotiated
Loan type	Risk Profile	New Clients	Existing Clients
Performing Consumer	Profile 1	26.7%	22.3%
	Profile 2	14.2%	12.3%
	Profile 3	9.0%	4.4%
	Profile 4	5.8%	2.2%
	Profile 5	3.1%	0.7%
	Profile 6	1.3%	0.2%
	Profile 7	-	0.1%
(1)	Percentage of total outstanding

		Allowance Level(1)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer	Profile 1	36.6%
	Profile 2	29.6%
	Profile 3	21.0%
	Profile 4	12.2%
	Profile 5	7.1%
	Profile 6	5.2%
(1)	Percentage of total outstanding

		Allowance Level(1)
Loan type	Risk Profile	Renegotiated
Renegotiated Consumer loans with 3 months of non-payment	Profile 1	100.0%
	Profile 2	64.7%
	Profile 3	48.9%
	Profile 4	32.1%
(1)	Percentage of total outstanding

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Existing Clients
Non-performing Consumer	90-120	32.1%	32.1%	48.9%
	120-150	37.4%	37.4%	55.8%
	150-180	42.7%	42.7%	64.7%
	>180	Charged-off
(1)	Percentage of total outstanding

Item 2. June 2012 Financial Statements in English

34.
We note you provide your unaudited interim financial statements for the six-months ended June 30, 2012 in Spanish in a Form 6-K filed on August 2, 2012. As noted here you filed the English version of these financial statements 20 days later. In the future, please file the English version promptly after the Spanish version of the interim financial statements has been made public or distributed to your security holders in accordance with General Instructions B and D to the Form 6-K.

Response

We acknowledge the Staff’s comment and confirm that in future filings, we will file the English version promptly after the Spanish version of the interim financial statements has been made public or distributed to our security holders in accordance with General Instructions B and D to the Form 6-K.

Notes to the Consolidated Interim Financial Statements, page 9
Note 1 – Summary of Significant Accounting Principles, page 9
j) Impairment, page 19
i. Financial assets, page 19

35.
We note your disclosure on page 20 that “In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.” Please revise your future filings to disclose the reasons why variable rate securities are treated differently than other securities for the purposes of reversing an impairment loss previously recorded.

Response

We acknowledge the Staff’s comment, and in future filings, we will amend the last sentence on the disclosure on page 20, which corresponds to a clerical error in the preparation of this disclosure.  The correct disclosure is as follows:

The reversal of an impairment loss only occurs if it can be objectively related to an event occurring after the initial impairment loss was recorded. This reversal is always recorded in income.

****************************

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our 2012 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +56 2 648-4034.

Very truly yours,

/s/ Miguel Mata
Name: Miguel Mata Title: Chief Financial Officer

cc: Robert Moreno Heimlich